                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20459

                                   FORM 10-K

                Annual report pursuant to Section 13 or 15(d)of
                      the Securities Exchange Act of 1934

For the fiscal year ended    September 30, 1996
                           -----------------------


Commission file number      0 - 16825
                           -----------

                               BFS BANKORP, INC.
                      ----------------------------------
            (Exact name of registrant as specified in its charter)

             Delaware                                           13 - 3475050
    -------------------------------                          ----------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                             Identification No.)


 110 William Street NY, NY                                      10038
----------------------------                              -----------------
(Address of principal executive offices)                      (Zip code)


Registrant's telephone number, including area code    212-227-4040
                                                      ------------


Securities registered pursuant to Section 12(b) of the Act:  None


Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, $.01 par value per share
              --------------------------------------------------
                               (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements
for the past 90 days.    Yes   X       No
                              -----      -----

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the last reported sales price of such stock on the NASDAQ National Market system on November 30, 1996 was approximately $30,259,000.

The number of shares outstanding of the registrant's Common Stock, the registrant's only class of outstanding capital stock, as of November 30, 1996, was 1,647,237 (net of treasury stock).

                      DOCUMENTS INCORPORATED BY REFERENCE
1.   Proxy Statement for the 1996 Annual Meeting of Stockholders (Part III).

                               BFS BANKORP, INC.
                         1996 FORM 10-K ANNUAL REPORT
                               TABLE OF CONTENTS


Item No.    Description                                          Page
--------    -----------                                          ----
                                  Part I

   1        Business                                                1

   2        Properties                                             24

   3        Legal Proceedings                                      24

   4        Submission of Matters to a Vote of Security Holders    24

                                    Part II

   5        Market for Registrant's Common Equity
             and Related Stockholder Matters                       25

   6        Selected Financial Data                                26

   7        Management's Discussion and Analysis of Financial
             Condition and Results of Operations                   27

   8        Financial Statements and Supplementary Data            38

   9        Changes in and Disagreements with Accountants
             on Accounting and Financial Disclosure                61

                                   Part III

  10        Directors and Executive Officers of the Registrant     61

  11        Executive Compensation                                 61

  12        Security Ownership of Certain
             Beneficial Owners and Management                      61

  13        Certain Relationships and Related Transactions         61

                                    Part IV

  14        Exhibits, Financial Statement Schedules,
            and Reports on Form 8-K                                62

                                 PART I


Item 1 - BUSINESS

General
-------

     BFS BANKORP, Inc. (the "Company"), a Delaware business corporation, is a holding company whose principal subsidiary is Bankers Federal Savings FSB, (the "Bank"), a federally-chartered savings bank, headquartered in New York City, New York. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The Company was organized at the direction of the Bank in connection with the Bank's conversion from mutual to stock form of organization. The conversion was completed on May 11, 1988. The primary activity of the Company at this time is its ownership of all the outstanding capital stock of the Bank. At September 30, 1996, the Company had consolidated total assets of $643.2 million and stockholders' equity of $50.2 million.

     On December 3, 1996, BFS Bankorp, Inc. announced it had entered into a definitive merger agreement with Dime Bancorp Inc., the holding company for The Dime Savings Bank of New York, FSB. Under the terms of the agreement, approved by the boards of director of both institutions, Dime Bancorp Inc. agreed to pay $52.00 cash for each share of stock of BFS Bankorp, Inc. subject to upward adjustment under certain circumstances. The transaction is subject to the approval of the stockholders of BFS Bankorp, Inc. as well as federal banking regulators.

     The Bank is a capital stock savings bank organized in 1890 and headquartered in New York City, New York. The Bank conducts its business through five full-service banking offices in Manhattan, Queens and Brooklyn, with its executive office located in Manhattan. At September 30, 1996, the Bank had total assets of $641.9 million, deposits of $412.0 million and stockholders' equity of $47.3 million.

     The Bank is principally engaged in the business of attracting retail deposits from the general public and investing those funds in multi-family residential mortgage loans. The Bank's operating strategy is designed to enhance the profitability of its operations by emphasizing rate sensitive mortgage loans secured by multi-family residences and to better match the interest rate sensitivities of its assets and liabilities, thereby reducing the Bank's exposure to interest rate risk.

     The Bank's results of operations depend primarily upon the level of its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense incurred on its interest-bearing liabilities. The Bank's interest-earning assets consist primarily of first mortgage loans, mortgage-backed securities, investment securities, and federal funds. The Bank's interest-bearing liabilities consist primarily of deposits, Federal Home Loan Bank advances, and collateralized mortgage obligations. As part of its interest rate risk management policy, the Bank emphasizes the origination of adjustable rate and balloon multi-family mortgage loans and attempts to match any lending with savings and borrowings of a similar maturity or duration.

     The Bank generates non-interest income primarily through fees charged for services rendered. The Bank has instituted a program to maximize fee income on current services and to offer new services which will generate additional fees. Fee income has been enhanced over the past few fiscal years by increasing usage of automated teller machines at the Bank's branches, and introducing credit cards and telephone banking as additional fee-based services. In addition, the Bank's wholly-owned subsidiary, Bankers Federal Service Corporation, makes available for sale mutual funds in addition to tax deferred annuities.

     Non-interest expense consists primarily of those expenses associated with operating the Bank, such as compensation and benefits, office occupancy, data processing and SAIF deposit insurance premiums.

     The consolidated stockholders' equity to assets ratio of the Company at September 30, 1996 was 7.81%. The Bank's core or leverage capital to assets ratio was 7.38% at September 30, 1996.

     Ratios.  The following table sets forth certain ratios regarding the
     ------
profitability of the Company for the years indicated:


Years ended September 30,     1996    1995    1994    1993       1992
---------------------------  ------  ------  ------  ------     ------
Return on assets (net
  income/loss divided by
  average total assets)       1.81%   1.53%   1.23%   1.08%   (0.69)%

Return on equity (net
  income/loss divided by
  average equity)            23.10%  22.24%  19.67%  22.92%  (16.04)%

Equity-to-assets ratio
  (average equity
  divided by average
  total assets)               7.81%   6.88%   6.27%   4.69%     4.30%

Lending Activities
------------------

     The Bank concentrates its lending activities in residential 1-4 and multi-family first mortgage loans, in particular ARM and balloon loans. The following table sets forth the composition of the Bank's total loan portfolio by loan type at the dates indicated:



At September 30,                  1996                  1995                1994                 1993                 1992
----------------                  ----                  ----                ----                 ----                 ----
                            Amount     Percent    Amount    Percent    Amount    Percent    Amount    Percent    Amount   Percent
                            ------     -------    ------    -------    ------    -------    ------    -------    ------   -------
                                                                    (Dollars in Thousands)
By type of loan:
Real Estate:
  1-4 family               $ 10,704       1.81%  $ 19,391      3.87%  $ 35,885     11.12%  $ 47,712     18.34%  $ 86,641    25.71%
  Multi-family              561,495      95.09%   465,545     93.02%   282,803     87.62%   209,313     80.46%   246,573    73.18%
  Commercial                 17,393       2.95%    14,375      2.87%     2,755      0.85%     1,293      0.50%     1,421     0.42%
                           --------   --------   --------    ------   --------    ------   --------    ------   --------   ------
Total first mortgage loans  589,592      99.85%   499,311     99.76%   321,443     99.59%   258,318     99.30%   334,635    99.31%

Other Loans:
 Home equity                    585       0.10%       744      0.15%       915      0.28%     1,413      0.54%     1,494     0.45%
 Student                        177       0.03%       234      0.05%       223      0.07%       161      0.06%       304     0.09%
 Loans on deposit accounts      126       0.02%       202      0.04%       165      0.05%       229      0.09%       481     0.14%
 Consumer                       ---        ---          4      0.00%        19      0.01%        29      0.01%        45     0.01%
                           --------   --------   --------    ------   --------    ------   --------    ------   --------   ------
   Total other loans            888       0.15%     1,184      0.24%     1,322      0.41%     1,832      0.70%     2,324     0.69%
                           --------   --------   --------    ------   --------    ------   --------    ------   --------   ------

Total Loans                 590,480     100.00%   500,495    100.00%   322,765    100.00%   260,150    100.00%   336,959   100.00%
                                      ========               ======               ======               ======              ======

 Allowance for loan losses   (6,032)               (5,359)              (4,684)              (4,651)              (4,364)
 Deferred fees               (3,950)               (2,174)              (1,176)                (558)                (818)
 Unearned income             (1,671)               (2,075)                 ---                  ---                  ---
                           --------              --------             --------             --------             --------

Loans, net                 $578,827              $490,887             $316,905             $254,941             $331,777
                           ========              ========             ========             ========             ========


The following table sets forth first mortgage loan originations, purchases, securitizations and sales activity of the Bank during the years presented.

Years ended September 30,                         1996       1995       1994
-------------------------                       ---------  ---------  ---------
                                                   (Dollars In Thousands)
  Beginning principal balance of real
    estate loans                                $495,062   $320,267   $257,760
Real estate loans de-securitized:
  Multi-family                                       ---    102,711        ---
                                                --------   --------   --------
Real estate loans originated:
  Multi-family                                   179,888    112,799     83,201
  One-to-four family                                  60        719      6,390
  Commercial                                       4,775      4,250        ---
                                                --------   --------   --------
                                                 184,723    117,768     89,591
                                                 -------   --------   --------
Real estate loans purchased:
  Multi-family                                     2,166      3,248        ---
  One-to-four family                                 ---      2,662        ---
                                                --------   --------   --------
                                                   2,166      5,910        ---
                                                --------   --------   --------
Total real estate loans de-securitized,
  originated and purchased                       186,889    226,389     89,591
                                                --------   --------   --------
Real estate loans sold:
  One-to-four family                               7,106     13,997      6,865

  Multi-family                                       593        668        ---
                                                --------   --------   --------
Total real estate loans sold                       7,699     14,665      6,865
                                                --------   --------   --------

Satisfactions, principal                          84,660     32,680     19,043
  reductions and foreclosures                   --------   --------   --------

Total real estate loans sold, satisfactions,
principal reductions and foreclosures             92,359     47,345     25,908
                                                --------   --------   --------

Ending principal balance of real estate loans    589,592    499,311    321,443
Unearned income and deferred fees                 (5,621)    (4,249)    (1,176)
                                                --------   --------   --------
Net principal balance of real estate loans      $583,971   $495,062   $320,267
                                                ========   ========   ========

The following table sets forth mortgage loans at September 30, 1996 by weighted average annual yield and as a percent of the Bank's total mortgage portfolio.


                                                                  Weighted
                                                                   Average
                                                                    Annual
Yield Range                                   Amount      Percent    Yield
------------------------                      --------    -------    -----
                                                (Dollars in Thousands)
11.00% and higher                             $ 16,395      2.78%    11.40%
10.00% to 10.99%                               122,527     20.78%    10.43%
 9.00% to  9.99%                               139,433     23.65%     9.21%
 8.00% to  8.99%                               289,786     49.15%     8.35%
 7.99% and below                                21,451      3.64%     7.71%
                                              --------   -------     -----
  Total                                       $589,592    100.00%     9.05%
                                              ========   =======     =====

Loan Maturity and Repricing
---------------------------

  The following table sets forth the estimated maturity/repricing of the Bank's loan portfolio, assuming amortization and prepayments. (A discussion of the assumptions used may be found in "Item 7 - Management's Discussion and Analysis of Financial Condition - Asset/Liability Management".) Loans which have adjustable rates or prime based rates are shown as being due in the period during which the interest rates are next subject to change.


                                  1-4     Multi-               Other
At September 30, 1996          Family     Family  Commercial   Loans     Total
---------------------          ------     ------  ----------   -----     -----
                                              (Dollars In thousands)
Amount due:
 Within 1 year                $ 7,075   $215,474     $   ---   $ 888  $223,437
 After 1 year (1):
   1 to 3 years                 1,582    168,241         ---     ---   169,823
   3 to 5 years                   274    157,974      17,393     ---   175,641
   5 to 10 years                  762     15,748         ---     ---    16,510
   Over 10 years                1,011      4,058         ---     ---     5,069
                              -------   --------     -------   -----  --------
  Total after 1 year            3,629    346,021      17,393     ---   367,043
                              -------   --------     -------   -----  --------
    Total amounts due         $10,704   $561,495     $17,393   $ 888  $590,480
                              =======   ========     =======   =====  --------
Less:
 Deferred loan fees and unearned income                                 (5,621)
 Allowance for loan losses                                              (6,032)
                                                                      --------
  Total loans, net                                                    $578,827
                                                                      ========

(1) Of the $367,043 in loans due after one year, $320,051 are adjustable rate and balloon loans and $46,992 are fixed rate loans.

Residential Mortgage Lending
----------------------------

  In fiscal 1993, the Bank made the determination that it would no longer participate in the 1-4 family mortgage market. This determination was made because sufficient volume could not be achieved in order to generate an acceptable rate of return for this particular product. As a result of this decision, the 1-4 family origination and secondary market areas were disbanded during fiscal 1994, after previous commitments of approximately $6 million of 1-4 family originations were fulfilled

Multi-family Lending
--------------------

  The Bank has emphasized the origination of ARM and balloon loans secured by multi-family residential real estate, such as apartment buildings, most of which are located in the New York Metropolitan Area. Multi-family loans are made in amounts up to 15% of the Bank's unimpaired capital.

  The Bank's multi-family residential mortgage loans generally do not exceed 75% of the loan-to-value ratio at the time granted and generally have a minimum debt coverage requirement of 1.25 times. Properties securing the loan are appraised by an independent appraiser. Title insurance is required on all loans and a credit report is obtained as to all borrowers and the major principals of any corporate or partnership entity. All multi-family residential mortgage loans require the approval of the Loan Committee. The Loan Committee consists of two Outside Directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Lending Officer and the Chief Underwriter.

  The majority of multi-family loan originations are adjustable rate balloon loans. These loans adjust after four or five years to a rate based on the Federal Home Loan Bank ("FHLB") four or five year index and continue to adjust at the same frequency over the term of the loan. The loans generally amortize based upon a twenty to thirty year term, with the remaining principal balance due at the balloon maturity date. Balloon maturity dates are generally set at ten or twelve years. An origination fee of 1% is usually charged. There is no cap on how high the interest rate on these loans may go and the floor is the initial rate when the loan is originated.

Other Lending
-------------

  The Bank offers Government Guaranteed Educational Loans and loans on savings accounts.

Loan Origination and Other Fees
-------------------------------

  The Bank also receives income in the form of loan origination and other fees. The Bank had approximately $3,950,000 in deferred origination fees at September 30, 1996.

  Loan origination fees and direct loan origination costs are deferred and subsequently recognized in interest income as a yield adjustment using the level yield method over the contractual loan term, adjusted for actual prepayments in certain circumstances.

Loan Delinquencies
------------------

  When a borrower fails to make a payment on a loan, the Bank takes immediate steps to have the borrower cure the delinquency and restore the loan to current status. If the loan continues to be delinquent, the Bank will proceed as quickly as possible with the foreclosure process until title to the property is taken. In general all mortgage and other loans which are delinquent 90 days or more are placed on non-accrual status.

The following table sets forth information with respect to loans delinquent 90 days or more at the dates indicated.

At September 30,                  1996      1995      1994      1993      1992
----------------                  ----      ----      ----      ----      ----
                                             (Dollars in Thousands)
Multi-Family                    $5,216   $11,101   $16,785   $18,329   $18,144
1-4 Family                       1,192     1,732     2,152     3,781     5,848
Other Loans                        ---       ---        65       444       262
                                ------   -------   -------   -------   -------
Total loans delinquent 90
 days or more                   $6,408   $12,833   $19,002   $22,554   $24,254
                                ======   =======   =======   =======   =======

Percent of loans 90 days or
more delinquent to total loans   1.10%     2.59%     5.89%     8.69%     7.22%
                                ======   =======   =======   =======   =======

Percent of loans 90 days or
more delinquent to total
assets                           1.00%     2.31%     3.94%     4.83%     5.03%
                                ======   =======   =======   =======   =======

  The effect of non-accrual loans on interest income for the years ended September 30, 1996, 1995 and 1994 was a reduction of approximately $664,000, $1,746,000 and $1,473,000, respectively.

  The Bank actively pursues prompt collection on all delinquencies and, since fiscal 1991, has had in place a department to deal specifically with delinquent and non-performing loans.

Allowance for Loan Losses
-------------------------

  The following sets forth the activity in the Bank's allowance for loan losses for the years indicated:

Years ended September 30,               1996    1995      1994     1993      1992
-------------------------               ----    ----      ----     ----      ----
                                                 (Dollars in thousands)
Balance at beginning of the year    $ 5,359   $4,684   $ 4,651   $4,364   $ 3,701
Provision charged to operations         ---    1,041     1,071    1,206     2,167
Recoveries/(charge-offs), net           673     (366)   (1,038)    (919)   (1,504)
                                    -------   ------   -------   ------   -------
Balance at end of the year          $ 6,032   $5,359   $ 4,684   $4,651   $ 4,364
                                    =======   ======   =======   ======   =======
Allowance for loan losses as a
  percentage of total loans
   outstanding                        1.03%    1.08%     1.45%    1.79%     1.30%
                                    =======   ======   =======   ======   =======

Ratio of (recoveries)/charge-offs
 to average loans                   (0.13)%    0.09%     0.36%    0.33%     0.42%
                                    =======   ======   =======   ======   =======


The following table sets forth the allocation of the Bank's allowance for loan loss by property type for the years indicated:

Years ended September 30,             1996     1995     1994     1993     1992
                                      ----     ----     ----     ----     ----
                                                 (Dollars in thousands)
1-4 family                          $  283   $  419   $  544   $  375   $  494
Multi-Family                         5,749    4,940    4,140    4,276    3,870
                                    ------   ------   ------   ------   ------
  Total Allowance for loan losses   $6,032   $5,359   $4,684   $4,651   $4,364
                                    ======   ======   ======   ======   ======

1-4 family loans as
 a percent of total loans            1.81%    3.88%   11.12%   18.34%   25.68%
                                    ======   ======   ======   ======   ======

Multi-family loans as
 a percent of total loans           95.09%   93.50%   87.62%   80.46%   74.32%
                                    ======   ======   ======   ======   ======

The following table sets forth (recovery)/charge-off activity against the Bank's allowance for loan losses by type for the years indicated:

Years ended September 30,             1996     1995     1994     1993     1992
                                      ----     ----     ----     ----     ----
                                                 (Dollars in thousands)
1-4 family                           $  23    $  12   $  321    $ 225   $  178
Multi-family                          (696)     354      717      694    1,326
                                     -----    -----   ------    -----   ------
  Total (recoveries)/charge-offs     $(673)   $ 366   $1,038    $ 919   $1,504
                                     =====    =====   ======    =====   ======

Real Estate Acquired through Foreclosure
----------------------------------------

  Properties acquired through foreclosure are initially recorded at the lower of cost or fair value less selling costs at the date of acquisition. The carrying value of the property is subsequently adjusted to the extent it exceeds fair value. A reserve is provided for these subsequent adjustments to fair value through a provision for losses on real estate owned.

  The amounts the Bank could ultimately recover from real estate acquired through foreclosure could differ from the amounts used in arriving at the net carrying value of the asset because of future market factors beyond the Bank's control or changes in the Bank's strategy for recovering its investment.

  The following table sets forth the composition of real estate acquired through foreclosure:

At September 30,                                   1996   1995   1994
----------------                                   ----   ----   ----
                                                 (Dollars in thousands)
Real estate acquired through foreclosure
 1-4 family                                       $ 266  $ 265  $ 848
 Multi-family                                       ---    104    ---
                                                  -----  -----  -----
Total real estate acquired through foreclosure    $ 266  $ 369  $ 848
                                                  =====  =====  =====

  The Bank made provisions for real estate losses of $-0-, $211,000, and $994,000 and had write-downs/charge-offs of $-0-, $418,000, and $1,454,000 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

Securities Activities
---------------------

  The following table sets forth, as of September 30, 1996, an analysis of the maturity distribution, carrying value, market value and average yield of the securities held by the Bank, all of which mature in less than five years.


                             Less than One Year     One to Three Years     Three to Five Years                        Total
                             -------------------  -----------------------  -------------------          ----------------------------

                                                                                               Average             Estimated
                              Carrying   Average    Carrying     Average   Carrying   Average  Life in  Carrying   Market    Average
                                 Value     Yield       Value       Yield      Value     Yield    Years     Value    Value      Yield
                             ---------  --------  -----------  ----------  --------  --------  -------  --------  -------  ---------

Securities held to
 maturity:
 Notes:
  U.S. Government
    and Agency  Obligations     $2,000     6.88%      $1,998        6.05%   $10,500     6.55%     3.41   $14,498  $14,394     6.52%
  Other                            149     5.35%         ---         ---        ---      ---      0.04       149      149     5.35%
                                ------    ------      ------   ----------  --------  --------     ----   -------  -------     -----

Total bonds and notes           $2,149     6.77%      $1,998        6.05%   $10,500     6.55%     3.38   $14,647  $14,543     6.51%
                                ------    ------      ------   ----------  --------  --------     ----   -------  -------     -----


FHLB of New York Stock                                                                                     7,313    7,313     6.50%
                                                                                                         -------  -------     -----


Total securities held to
maturity, at amortized cost     $2,149     6.77%      $1,998        6.05%   $10,500     6.55%     3.38   $21,960  $21,856     6.51%
                                ------    ------      ------   ----------  --------  --------     ----   -------  -------     -----


Securities Available for
 Sale:
  Marketable equity securities, net                                                                        1,364    1,364     1.90%
                                                                                                         -------  -------     -----

   Total investment portfolio   $2,149     6.77%      $1,998        6.05%   $10,500     6.55%     3.38   $23,324  $23,220     6.24%
                                ======    ======      ======   ==========  ========   =======     ====   =======  =======     =====

  Securities held to maturity are recorded at cost (as adjusted by any discounts and premiums) because the Bank has the ability and intent to hold such
securities until maturity.   Securities available for sale are recorded at fair
value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of shareholders' equity. FHLB stock is carried at cost and not considered a marketable security because the sale of said stock is restricted as part of the membership requirements of the FHLB.

The Bank is required to maintain regulatory liquidity at or above minimum levels which vary from time to time. The current minimum regulatory requirement is 5%. The Bank increases or decreases its level of liquid investments as they mature depending on the availability of funds and comparative yields on liquid investments in relation to the return on loans. The Bank's liquid investments primarily include United States Government securities, overnight federal funds and triple A corporate obligations. The Bank monitors the credit worthiness and financial condition of the institutions with which the Bank places federal funds and other investments. Historically, the Bank has maintained its liquid assets at levels significantly above the minimum requirements of normal banking activities. The Bank's daily average liquidity ratio was 6.73% for fiscal 1996.

The following table sets forth the composition of the investment portfolio at the dates indicated:

At September 30,                              1996     1995     1994
----------------                              ----     ----     ----
                                              (Dollars In Thousands)
Short-term investments:
 Federal funds sold                        $ 5,000  $14,000  $ 5,000

Securities held to maturity:
 U.S. Government and agency obligations     14,498   10,993    7,998
 Other                                         149      144      150
 FHLB of New York Stock                      7,313    4,998    4,173
                                           -------  -------  -------
   Total securities held to maturity        21,960   16,135   12,321
                                           -------  -------  -------

Securities available for sale:
  Marketable equity securities               1,364      ---      ---
                                           -------  -------  -------

 Total securities portfolio                $28,324  $30,135  $17,321
                                           =======  =======  =======

Subsidiaries of the Bank
------------------------

  The Bank has six wholly-owned subsidiaries. One subsidiary, John Street Service Corporation, is an inactive company.

  BFED I Corp. is a limited-purpose finance subsidiary authorized to issue and sell collateralized mortgage obligations (CMOs), which are debt securities issued with individual classes of bonds containing stated maturities ranging from five to thirty years. At September 30, 1996, approximately $12,594,000 (net of unamortized discount of approximately $1,010,000) of CMOs were outstanding with a coupon interest rate of 8.25%. The CMOs are collateralized by mortgage-backed securities with unpaid principal balances of approximately $14,203,000 (net of unamortized discounts of approximately $21,000) and by short-term investments of approximately $149,000 at September 30, 1996. Such collateral consists of GNMA and FHLMC certificates having interest rates ranging from 5.50% to 9.00%. The repayments of bond principal and interest are directly related to the amounts of principal and interest received on the mortgage-backed securities collateralizing the CMOs.

  Bankers Federal Service Corporation ("BFSC") offers tax-deferred annuities through various legal reserve life insurance companies. At September 30, 1996, BFSC had assets of approximately $119,000 and pre-tax losses of approximately $23,000 for the fiscal year ended September 30, 1996.

  Fayette Properties, Inc. ("FPI") is a real estate asset disposal corporation set up to manage, market and sell real estate acquired through foreclosure. In addition, FPI, through its subsidiaries, acquires delinquent loans from the Bank through the assignment of the mortgage and note and manages the properties through an assignment of rents until the delinquent status is resolved. At September 30, 1996, FPI had assets of $6,379,000 and pre-tax income of approximately $495,000.

  BFS Credit Corporation and BFS Finance Corporation were established in November, 1995 for the purpose of granting mortgage loans and letters of credit to private developers who engage in special purpose projects. Such projects include public housing authority turnkey developments, low-to-moderate housing developments, construction of multi-family housing projects involving Federal Low Income Housing Tax Credits and bond financing of special use facilities. $4.8 million of loans were originated during fiscal 1996. The mortgages were assigned to and will be serviced by the Bank.

Sources of Funds
----------------

  The Bank's lending and investment activities are predominantly funded by savings deposits, interest and principal repayments on loans and other investments, FHLB advances, and proceeds from the maturities of securities.

Deposits
--------

  The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank's deposits consist of regular savings, NOW, money market and certificate of deposit accounts. The Bank solicits deposits from its market area and issued wholesale CD's for the first time in fiscal 1996. The Bank relies primarily on competitive pricing policies, advertising and customer
service to attract and retain these deposits.   The flow of deposits is
influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition.

  At September 30, 1996, the Bank had the following market-rate certificates in amounts of $100,000 or more outstanding which mature as follows:

                                                                       Weighted
                                                                        Average
                                                            Amount         Rate
                                                           -------       ------
                                                    (Dollars In Thousands)
3 months or less                                            $3,005        5.08%
4 to 6 months                                                4,055        5.63%
7 to 12 months                                               9,435        5.81%
13 to 36 months                                              5,052        5.74%
Over 36 months                                                 452        6.40%
                                                          --------        -----
                                                          $ 21,999        5.67%
                                                          ========        =====

  The following table shows the distribution of the Bank's deposits along with the weighted average rates:



At September 30,                            1996                          1995                          1994
----------------                            ----                          ----                          ----
                                         Percent  Weighted             Percent  Weighted             Percent  Weighted
                                              of   Average                  of   Average                  of   Average
                             Amount     Deposits      Rate    Amount  Deposits      Rate    Amount  Deposits      Rate
                             ------     --------  --------    ------  --------  --------    ------  --------  --------
                                                         (Dollars in thousands)
Regular savings            $108,382        26.4%     2.50%  $115,606     29.8%     2.50%  $139,551     38.4%     2.50%
NOW accounts                 45,819        11.2%     2.53%    44,840     11.5%     2.73%    46,824     12.9%     2.69%
Money market accounts        23,104         5.6%     3.23%    24,526      6.3%     3.22%    26,777      7.4%     2.85%
                           --------       -----      ----   --------    -----      ----   --------    -----      ----
  Total                     177,305        43.2%     2.60%   184,972     47.6%     2.65%   213,152     58.7%     2.62%
                           --------       -----      ----   --------    -----      ----   --------    -----      ----

Certificate accounts by
 contractual maturity:
Less than 6 months           11,164         2.7%     4.20%     4,231      1.1%     4.07%     5,554      1.5%     2.90%
6 to 12 months               61,749        15.0%     5.06%    54,206     14.0%     5.24%    40,666     11.2%     3.47%
13 to 24 months             102,051        24.9%     5.58%    93,275     24.0%     5.75%    67,738     18.7%     4.35%
25 to 36 months              36,742         9.0%     6.42%    35,342      9.1%     6.26%    18,366      5.1%     5.47%
Over 36 months               21,313         5.2%     5.96%    16,536      4.2%     6.10%    17,396      4.8%     6.24%
                           --------       -----      ----   --------    -----      ----   --------    -----      ----
 Total certificate
  accounts                  233,019        56.8%     5.54%   203,590     52.4%     5.69%   149,720     41.3%     4.42%
                           --------       -----      ----   --------    -----      ----   --------    -----      ----

Total deposits             $410,324       100.0%     4.27%  $388,562    100.0%     4.25%  $362,872    100.0%     3.36%
                           ========       =====      ====   ========    =====      ====   ========    =====      ====

  The following table sets forth the amount of certificate accounts, stratified by rate, as a percent of total certificate accounts at September 30, 1996.

                                                                Weighted
                                                                 Average
Rate Range                                 Amount     Percent       Cost
----------                                 ------     -------       ----
                                               (Dollars in thousands)
4.99% or less                            $ 42,693      18.32%      4.21%
5.00% to 5.99%                            124,482      53.42%      5.54%
6.00% to 6.99%                             57,437      24.65%      6.32%
7.00% to 7.99%                              8,379       3.60%      7.13%
8.00% and over                                 28       0.01%      8.80%
                                         --------    --------      -----
 Total certificates by rate              $233,019     100.00%      5.54%
                                         ========    ========      =====

  The following table sets forth the maturity schedule for certificate accounts at September 30, 1996.

                                                                Weighted
                                                                 Average
Maturity Period                            Amount     Percent       Cost
---------------                            ------     -------       ----
                                               (Dollars in thousands)
3 months or less                         $ 37,840      16.24%      4.98%
4 to 6 months                              43,818      18.81%      5.31%
7 to 12 months                             87,180      37.41%      5.68%
13 to 36 months                            54,095      23.22%      5.79%
37 to 60 months                             9,656       4.14%      6.25%
Over 60 months                                430       0.18%      2.76%
                                         --------     -------      -----
                                         $233,019     100.00%      5.54%
                                         ========     =======      =====

Borrowings
----------

  As part of its asset/liability management, the Bank has, on various occasions, borrowed funds from the FHLB of New York. These borrowings are made to cover mortgage originations which the Bank chooses not to cover by savings growth.
The borrowing is matched to the mortgage maturities, when possible. At September 30, 1996 the Bank had borrowings of $146.3 million from the FHLB of New York.

  On May 7, 1993, the Company entered into an agreement with Gould Investors LP ("Gould") to sell to Gould a $1,850,000 adjustable rate non-convertible senior debenture which matured on April 3, 1996. The interest rate on the debenture was Prime plus 2.00% and the interest was payable on a quarterly basis. $1,250,000 of the funds received were used to increase the Bank's regulatory capital, with the remaining $400,000 staying at the Company. Gould owns 54.9% of the net outstanding common shares of the Company as of November 30, 1996.

  The following table sets forth certain information regarding advances from the FHLB of New York at the dates indicated and the senior debt to Gould Investors,
LP:

Outstanding at September 30,                            1996     1995
                                                        ----     ----
                                                  (Dollars in thousands)
Advances from Federal Home Loan Bank of New York
 Variable rate overnight line of credit             $ 13,500     $---
  7.28% due 1996                                      20,000   20,000
  5.87% due 1997                                       5,000      ---
  6.96% due 1997                                      12,950   12,950
  7.17% due 1998                                      10,000   10,000
  7.20% due 1998                                       5,000    5,000
  6.47% due 1999                                       5,000      ---
  6.89% due 1999                                      15,000   15,000
  6.65% due 1999                                       5,000      ---
  7.44% due 2000                                      10,000   10,000
  6.76% due 2001                                       5,000      ---
  6.90% due 2001                                       5,000      ---
  6.75% due 2002                                      20,000   20,000
  6.95% due 2003                                       5,000      ---
  7.07% due 2003                                       5,000      ---
  7.38% due 2011--Amortizing                             808      ---
  7.34% due 2011--Amortizing                           3,995      ---
Senior Debt
  Prime plus 2% due 1996                                 ---    1,650
                                                    --------  -------
Total Borrowed Funds                                $146,253  $94,600
                                                    ========  =======

  For the years ended September 30, 1996, 1995 and 1994, the weighted average interest rates for borrowings were 6.88%, 7.06%, and 7.50%, respectively.
The maximum amount of borrowings outstanding at any month-end during fiscal 1996, 1995 and 1994 was $146,253,000, $94,600,000, and $52,665,000,
respectively. The average outstanding balance and associated average cost of borrowings for fiscal 1996, 1995 and 1994 was $110,700,000 and 6.92%,
$80,724,000 and 7.31%, and $41,935,000 and 8.11%, respectively.

Competition
-----------

  The Bank faces significant competition both in making mortgages and in attracting deposits. The New York City metropolitan area has a high density of financial institutions, many of which are substantially larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes principally from savings banks, mortgage banking companies (many of which are subsidiaries of major commercial banks), insurance companies and other institutional lenders. Its most direct competition for deposits has historically come from savings banks, commercial banks, credit unions, and other financial institutions.
The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. Many of the Bank's competitors in the New York metropolitan area, whether traditional financial institutions or otherwise, have much greater financial and marketing resources than those of the Bank.

  The Bank competes for loans principally through competitive pricing and the efficiency and quality of services it provides borrowers and their real estate brokers. It competes for deposits through pricing, service and by offering a variety of deposit accounts.

Personnel
---------

  As of September 30, 1996, the Bank had 148 employees, of which 124 were full-time and 24 were part-time. The employees are not represented by a collective bargaining unit, and the Bank considers its relationship with its employees to be excellent.

REGULATION AND SUPERVISION

General

  The Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS"), as its chartering agency, and the Federal Deposit Insurance Corporation ("FDIC"), as the deposit insurer. The Bank is a member of the FHLB System and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC or through legislation, could have a material adverse impact on the Company, the Bank and their operations. The Company, as a savings and loan holding company, is required to file certain reports with, and otherwise comply with the rules and regulations of the OTS and of the Securities and Exchange Commission ("SEC") under the federal securities laws. Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein.

Federal Savings Institution Regulation

Business Activities.  The activities of federal savings institutions are
--------------------
governed by the Home Owner's Loan Act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act ("FDI Act"). The HOLA and the FDI Act were amended by the Financial Institution Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA was enacted for the purpose of resolving problem savings institutions, establishing a new thrift insurance fund, reorganizing the regulatory structure applicable to savings institutions, and imposing bank-like standards on savings institutions. FDICIA, among other things, requires that federal banking regulators intervene promptly when a depository institution experiences financial difficulties, mandates the establishment of a risk-based deposit insurance assessment system and requires imposition of numerous additional safety and soundness operational standards and restrictions. FIRREA and FDICIA both contain provisions affecting numerous aspects of the operations and regulations of federally-insured savings banks and empower the OTS and the FDIC, among other agencies, to promulgate regulations implementing their provisions. The description of statutory provisions and regulations applicable to savings institutions set forth in this document do not purport to be a complete description of such statutes and regulations and their effects on the Bank.

Loans to One Borrower.  Under the HOLA, savings institutions are generally
----------------------
subject to the national bank limits on loans to one borrower. Unless an exception applies, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15.0% of the Bank's unimpaired capital and surplus. An additional amount may be lent, equal to 10.0% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain securities and bullion, but does not include real estate. At September 30, 1996, the Bank's largest aggregate amount of loans to one borrower consisted of $7.8 million, and the second largest borrower had an aggregate balance of $7.2 million, which were below the Bank's loans to one borrower limit of $8.0 million at such date. At September 30, 1996, both of these borrowers were current.

QTL Test. The HOLA requires savings institutions to meet a qualified thrift
---------
lender ("QTL") test. Under the QTL test, as modified by FDICIA, a savings bank is required to maintain at least 65.0% of its "portfolio assets" (total assets less (I) specified liquid assets up to 20.0% of total assets, (ii) intangibles, including goodwill, and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) on a monthly basis in 9 out of every 12 months.

  A savings institution that fails the QTL test must either convert to a bank charter or operate under certain restrictions. If the savings institution does not convert to a bank charter, generally it will be prohibited from: (i) engaging in any new activity not permissible for a national bank, (ii) paying dividends not permissible under national bank regulations, (iii) obtaining advances from any FHLB, and (iv) establishing any new branch office in a location not permissible for a national bank in the institution's home state. In addition, beginning three years after the institution failed the QTL test, the institution would be prohibited from engaging in any activity not permissible for a national bank and would have to repay any outstanding advances from an FHLB as promptly as possible. As of September 30, 1996, the Bank maintained 95.9% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test.

Limitation on Capital Distributions.  OTS regulations impose limitations upon
-----------------------------------
all capital distributions by a savings institution, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Bank") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice to the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or
(ii) 75.0% of its net earnings for the previous four quarters. Any additional capital distributions would require prior regulatory approval. In the event the Bank's capital fell below its fully phased-in requirement or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. Furthermore, under the OTS prompt corrective action regulations, the Bank would be prohibited from making any capital distribution if, after the distribution, the Bank would have (i) a total risk-based capital ratio of less than 8.0%, (ii) a Tier 1 risk-based capital ratio of less than 4.0% or (iii) a leverage ratio of less than 4.0%.

  The Bank is also subject to a prior agreement with the OTS that restricted the Bank from paying cash dividends to the Company in excess of 50% of its net income since the conversion, without prior OTS approval. In either event, the Bank is required to give 30 days prior notice to the OTS of the intention to pay a dividend and there can be no assurance that the OTS will not prohibit the payment of the dividend.

Liquidity.  The Bank is required to maintain an average daily balance of liquid
----------
assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4.0% to 10.0% depending upon economic conditions and the savings flows of member institutions, and is currently 5.0%. OTS regulations also require each savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1.0%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's average liquidity and short-term liquidity ratios for September 30, 1996 were 6.19% and 3.26%, respectively, which exceeded the applicable requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

Assessments.  Savings institutions are required to pay assessments to the OTS to
------------
fund the agency's operations. The general assessment, paid on a semi-annual basis, is computed as a percentage upon the savings institution's total assets, including consolidated subsidiaries, as reported in the bank's latest quarterly thrift financial report. The assessments paid by the Bank for the fiscal year ended September 30, 1996, totaled $124,000.

Branching.  The OTS regulations authorize federally chartered savings
----------
associations to branch nationwide. This permits federal savings and loan associations with interstate networks to diversify more easily their loan portfolios and lines of business geographically. The OTS authority preempts any state law purporting to regulate branching by federal savings institutions. The branching powers afforded federal savings banks are broader than the branching authority currently available to national banks and state chartered institutions, which generally lack the authority to branch outside their state of domicile. However, national banks and state chartered banks and savings banks will have increased authority under 1995 legislation to establish interstate branches beginning no later than June 1997.

Community Reinvestment.  Under the Community Reinvestment Act ("CRA"), as
-----------------------
implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank received a "satisfactory" CRA rating in its most recent examination.

Transactions with Related Parties.  The Bank's authority to engage in certain
----------------------------------
transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution, including the Company and any non-savings institution subsidiaries) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A limits the aggregate amount of "covered transactions" (including extension of credit to, purchases of assets from or the issuance of a guarantee, acceptance or letter of credit on behalf of affiliate) with any individual affiliate to 10.0% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20.0% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, (including loan, asset sales or purchases, and any servicing, leases or other agreements) must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated companies. Notwithstanding Sections 23A and 23B, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under
Section 4(C) of the Bank Holding Company Act ("BHC Act"). Further, no savings institution may purchase the securities of any affiliate other than a subsidiary.

  The Bank's authority to extend credit to executive officers, directors and principal shareholders (generally considered to be those owners controlling or having the power to vote ten percent or more of any class of the Company's stock) as well as entities controlled by such persons, are currently governed by Sections 22(g) and 22(h) of the FRA, and the Federal Reserve Board's ("FRB") Regulation O thereunder. Among other things, these regulations require such loans to be made on terms substantially the same as those offered to unaffiliated individuals and may not involve more than the normal risk of repayment. Such regulations also place individual and aggregate limits on the amount of loans the Bank may make to such persons based, in part, on the Bank's capital position, and require certain Board approval procedures to be followed. Loans to executive officers are subject to additional restrictions. The OTS regulations, with certain minor variances, apply Regulation O to savings institutions.

Enforcement.   Under the FDI Act, the OTS has primary enforcement responsibility
------------
over savings institutions and has the authority to bring enforcement action against all "institution-affiliated parties," including officers, directors and controlling stockholders and other parties participating in the control of the affairs of the institution. Civil penalties cover a wide range of violations and actions and range up to $25,000 per day unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. In addition, regulators have substantial discretion to impose enforcement action on an institution that fails to comply with its regulatory requirements, particularly with respect to the capital requirements, or engages in unsafe and unsound practices. Possible enforcement action ranges from the imposition of a capital plan, capital directive or cease and desist order to receivership, conservatorship or the termination of deposit insurance. Under the FDI Act, the FDIC has the authority to recommend to the Director of OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances.

Standards for Safety and Soundness.  FDICIA as amended, required each federal
-----------------------------------
banking agency to prescribe for all insured depository institutions and their holding companies standards relating to internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. In February, 1995, the OTS, together with the other federal bank regulatory agencies, adopted guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish general standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and employee compensation. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and described compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. Additional guidelines to establish general standards for asset quality and earnings were recently finalized. In addition, regulations were adopted pursuant to FDICIA to require a savings association that is given notice by the OTS that it is not satisfying any of such safety and soundness standards to submit a compliance plan to the OTS. If, after being so notified, a savings association fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the OTS may issue an order directing corrective actions including certain types of restrictions which a significantly undercapitalized institution is subject to under the "prompt corrective action" provisions of FDICIA.

Capital  Requirements.  The OTS capital  regulations require savings
----------------------
institutions to meet three minimum capital standards: a 1.5% tangible capital standard, a 3.0% leverage ratio (or core capital ratio) and an 8.0% risk-based capital standard. Core capital is defined as common stockholder's equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain qualifying supervisory goodwill and certain mortgage servicing rights ("MSR's") and purchased credit card relationships. The OTS regulations require that, in meeting the leverage ratio, tangible and risk-based capital standards, institutions must deduct investments in and loans to subsidiaries engaged in activities as principal not permissible for a national bank. The OTS also has the authority to establish higher individual capital requirements for specific institutions which have been deemed by the OTS to pose an unusual risk. In addition, the OTS prompt corrective action regulation provides that a savings institution that has a leverage capital ratio of less than 4.0% (3.0% for institutions receiving the highest CAMEL examination rating) will be deemed to be "undercapitalized" and may be subject to certain restrictions unless the institution has received the highest examination rating. See "Prompt Corrective Regulatory Action".

  The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk weighted assets of 4.0% and 8.0%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. The components of Tier 1 (core) capital are equivalent to those discussed earlier under the 3.0% leverage ratio standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

  FDICIA required that the OTS (and other federal banking agencies) revise the risk-based capital standards, with appropriate transition rules, to ensure that such standards take account of interest rate risk, concentration of risk and the risks of nontraditional activities. The OTS regulations set forth the methodology for calculating an interest rate risk component that would be incorporated into the OTS risk-based capital regulations. A savings institutions with "above normal" interest rate risk exposure must deduct from total capital a portion of its capital to cover such interest rate risk for purposes of calculating their risk-based capital requirements. A savings institution's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates (except when the 3-month Treasury bond equivalent yield falls below 4.0%, then the decrease will be equal to one-half of that Treasury rate) divided by the estimated economic value of the institution's assets, as calculated in accordance with guidelines set forth by the OTS. A savings institution whose measured interest rate risk exposure exceeds 2.0% must deduct an interest rate component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between the institution's measured interest rate risk and 2.0%, multiplied by the estimated economic value of the bank's assets. That dollar amount is deducted from an institution's total capital in calculating compliance with its risk-based capital requirement. For the present time, the OTS has deferred implementation of the interest-rate risk component. If the Bank had been subject to an interest-rate risk component as of September 30, 1996, the Bank would not have been subject to any deduction from capital as a result of its interest rate risk position.

  The Bank's capital, determined in accordance with existing regulations, at September 30, 1996 is as follows:

                                                                                           Risk-
                                            GAAP  Tangible               Core              Based
                                         Capital   Capital   Percent  Capital   Percent  Capital   Percent
                                         -------   -------   -------  -------   -------  -------   -------
                                             (Dollars in Thousands)
Balance as reported to the OTS           $47,351   $47,351     7.38%  $47,351     7.38%  $47,351    12.37%
Additional capital items:
General valuation allowance - limited                  ---      ---       ---      ---     4,803     1.25%
                                                   -------     -----  -------     -----  -------   -------
Regulatory capital                                  47,351     7.38%   47,351     7.38%   52,154    13.62%
Minimum capital requirement                          9,629     1.50%   19,258     3.00%   30,642     8.00%
                                                   -------     -----  -------     -----  -------   -------
  Regulatory capital-excess                        $37,722     5.88%  $28,093     4.38%  $21,512     5.62%
                                                   =======     =====  =======     =====  =======   =======

  The Bank meets and exceeds all regulatory capital requirements and is deemed to be a "well capitalized" financial institution.

Prompt Corrective Regulatory Action. FDICIA establishes a system of prompt
------------------------------------
corrective action to resolve the problems of undercapitalized institutions. Under this system, the banking regulators are required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. FDICIA authorizes the banking regulators to specify the ratio of tangible capital to assets at which an institution becomes critically undercapitalized and requires that ratio to be no less than 2.0% of assets.

  Under the OTS final rule implementing FDICIA, a savings institution that has a ratio of total risk-based capital to risk-based assets of less than 8.0% or a leverage ratio or a Tier 1 capital to risk-based assets ratio that is less than 4.0% is considered to be "undercapitalized". A savings institution that has a total risk-based capital ratio of less than 6.0%, a Tier I risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." Generally, a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, capital distributions and management fees. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts.  Pursuant to FDICIA, the FDIC established a risk-
------------------------------
based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities and other criteria relevant to each institution's risk profile as in regard to the insurance fund. Under this system, the FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period, consisting of 1) well capitalized, 2) adequately capitalized or 3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial conditions and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. There are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates range from 0 basis points for an institution in the highest category (i.e., well-capitalized and healthy) to 27 basis points for an institution in the lowest category (i.e., undercapitalized and substantial supervisory concern). The Bank's assessment rate for fiscal year 1996 was .23% of deposits. The Bank paid $914,000 for federal insurance premiums to the SAIF for the fiscal year ended September 30, 1996.

  The FDI Act requires that the SAIF and BIF funds each be recapitalized until reserves are at least 1.25% of insured deposits. Upon reaching the 1.25% reserve ratio, the assessment rates for that fund could be reduced. The FDIC had concluded that the BIF had attained the 1.25% reserve ratio, but that the SAIF was not likely to reach the 1.25% reserve ratio until sometime after the year 2000, at the earliest. The FDIC has issued final regulations to reduce the assessment rates for the BIF. Currently, over 90% of BIF members pay only the statutory annual minimum of $2,000 for deposit insurance. Under the regulations, BIF-insured institutions would pay an average of $0.04 per $100 of insured deposits. The reduction in the BIF assessment rates occurred during the latter half of calendar year 1995. The resulting disparity in deposit insurance assessments between SAIF members and BIF members provided BIF-insured institutions with certain competitive advantages in the pricing of loans and deposits, because of lowered operating costs and may cause other competitive inequities. SAIF-insured institutions continued to pay assessments at the current SAIF assessment rates. Consequently, the Bank was adversely affected in comparison to BIF-insured institutions.

  To recapitalize the SAIF, legislation was passed by Congress and signed into law by the President of the United States on September 30, 1996 to assess a one time special assessment of 65.7 basis points of the deposit base of SAIF insured institutions. Included in the Company's operating results for the fiscal year ended September 30, 1996 is a $2.5 million one-time charge to recapitalize the SAIF fund. It is expected that the Bank will be assessed at the rate of .065% of deposits beginning January 1, 1997 and may be eligible for a rebate on the .23% premium paid for the period October 1, 1996 through December 31, 1996.

  Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Home Loan Bank System

  The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB stock at September 30, 1996, of $7.3 million. FHLB advances must be secured by specified types of collateral and all long-term advances may only be obtained for the purpose of providing funds for residential housing finance.

  The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. For the year ended September 30, 1996, dividends from the FHLB to the Bank amounted to $374,000 or 2.2% of pre-tax earnings. If dividends were reduced, or interest on future FHLB advances increased, the Bank's net interest income would likely also be reduced. Further, there can be no assurance that the impact of FDICIA and the FIRREA on the FHLBs will not also cause a decrease in the value of the FHLB stock held by the Bank.

Federal Reserve System

  The FRB regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts as follows: For accounts aggregating $52.0 million or less (subject to adjustment by the FRB) the reserve requirement is 3.0%; and for accounts greater than $52.0 million, the reserve requirement is $1.6 million plus 10.0% (subject to adjustment by the FRB between 8.0% and 14.0%) against that portion of total transaction accounts in excess of $52.0 million. The first $4.3 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the OTS. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a FRB or a pass-through account as defined by the FRB, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve "discount window," but FRB regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

Holding Company Regulation

  The Company is a non-diversified unitary savings and loan holding company within the meaning of the HOLA, as amended. As such, the Company has registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the holding company's subsidiary savings institution. The Bank must notify the OTS 30 days before declaring any dividend to the Company.

  The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5.0% of the voting stock of another savings institution or holding company without prior written approval of the OTS; acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary company engaged in activities other than those permitted by the HOLA; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

  As a unitary savings and loan holding company (i.e. one that controls only one thrift subsidiary), the Company generally will not be restricted under existing banking laws as to the types of business activities in which it may engage, provided that the Bank continues to be a QTL. See "Federal Savings Institution Regulation - QTL Test" for a discussion of the QTL requirements. Upon any non-supervisory acquisition by the Company of another savings association or savings bank that meets the QTL test and is deemed to be a savings institution by OTS, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to limitations on the types of business activities in which it could engage.
The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the OTS, and certain other activities authorized by OTS regulation.

  The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. Certain states do not authorize interstate acquisitions under any circumstances; however, federal law authorizing acquisitions in supervisory cases would preempt such state law.

  Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control," as that term is defined in OTS regulations, of a federally-insured savings institution without giving at least 60 days written notice to the OTS and providing the OTS an opportunity to disapprove of the proposed acquisition. Such acquisitions of control may be disapproved if it is determined, among other things, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings institution or prejudice the interests of its depositors; or (iii) the competency, experience or integrity of the acquiring person or the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person. This requirement would apply to acquisitions of the Company's stock.

Federal Securities Laws

  The Company's Common Stock is registered with the SEC under the Exchange Act of 1934, as amended (the "Exchange Act"). The Company and its officers and directors are subject to periodic reporting, proxy solicitation regulations, insider trading restrictions and other requirements under the Exchange Act.

  The registration under the Securities Act of 1933 (the "Securities Act") of shares of the Common Stock issued in the Conversion does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the

Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1.0% of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

FEDERAL, STATE AND LOCAL TAXATION

Federal Taxation

General.  The Company and the Bank will report their income on a calendar year
--------
basis using the accrual method of accounting and will be subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company. The Bank is being audited by the Internal Revenue Service ("IRS") for the calendar years 1988, 1989 and 1990.

Tax Bad Debt Reserves. For calendar years ended December 31, 1995 and 1994, the
----------------------
Bank was allowed a special bad debt deduction based on the greater of the amount calculated under the experience method or the percentage of taxable income method. The statutory percentage under the latter method was 8% for 1995 and 1994. The percentage of taxable income method was allowable only if the Bank maintained at least 60% of its total assets in qualifying assets, as defined. If qualifying assets fell below 60%, the Bank would have been required to recapture its tax bad debt reserve into taxable income over a four-year period. The Bank's qualifying assets as a percentage of total assets exceeded the 60% limitation as of and during the fiscal years ended September 30, 1996, 1995 and 1994. The Bank used the percentage of taxable income method in its 1994 and 1995 tax return.

  Under legislation recently enacted, the Bank will no longer be able to use the percentage of taxable income method for federal tax purposes, but will be permitted to deduct bad debts only as they occur and will additionally be required to recapture (that is, take into taxable income) the excess balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987. However, such recapture requirements would be suspended for each of two successive taxable years beginning January 1, 1996 in which the Bank originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding January 1, 1996. As a result of this legislation, the Bank will incur additional federal tax liability, but with no impact on the Bank's results of operations. The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve methods, for purposes of determining the Bank's New York State tax liability. No amendments to the New York City law have been made; therefore, the Company cannot predict whether such changes to New York City law will be adopted and, if so, in what form.

Distributions.  To the extent that (I) the Bank's tax bad debt reserve for
--------------
losses on qualifying real property loans exceeds the amount that would have been allowed under the experience method and (ii) the Bank makes "nondividend distributions" to the Company that are considered to have been made from the excess bad debt reserve, i.e., that portion, if any, of the balance of the reserve for qualifying real property loans attributable to certain deductions under the percentage of taxable income method, or the supplemental reserve for losses on loans ("Excess Distributions"), then an amount based on the distribution will be included in the Bank's taxable income. Nondividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation. However, dividends paid out of the Bank's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from the Bank's bad debt reserves. Thus, any dividends to the Company that would reduce amounts appropriated to the Bank's bad debt reserves and deducted for federal income tax purposes would create a tax liability for the Bank.

  The amount of additional taxable income created from an Excess Distribution is an amount that when reduced by the tax attributable to the income is equal to the amount of the distribution. Thus, if after the Conversion, the Bank makes a "nondividend distribution", approximately one and one-half times the amount so used would be includable in gross income for federal income tax purposes, assuming a 35.0% corporate income tax rate (exclusive of state and city taxes). See "Regulation and Supervision-Limitations on Capital Distributions" for limits on the payment of dividends by the Bank. The Bank does not intend to pay dividends that would result in a recapture of any portion of its tax bad debt reserves.

Corporate Alternative Minimum Tax. The Internal Revenue Code (the "Code")
----------------------------------
imposes a tax on alternative minimum taxable income ("AMTI") at a rate of 20.0%. The excess of the tax bad debt reserve deduction using the percentage of taxable income method over the deduction that would have been allowable under the experience method is treated as a preference item for purposes of computing the AMTI. Only 90.0% of AMTI can be offset by net operating loss carryovers. AMTI is increased by an amount equal to 75.0% of the amount by which the Bank's adjusted current earnings exceeds its AMTI (determined without regard to this preference and prior to reduction for net operating losses). In addition, an environmental tax of .12% of the excess of AMTI (with certain modifications) over $2.0 million is imposed on corporations, including the Bank, whether or not an Alternative Minimum Tax ("AMT") is paid. The Bank does not expect to be subject to the AMT. The Bank was subject to an environmental tax liability for the tax year ended December 31, 1995, which liability was not material.

Dividends Received Deduction and Other Matters.  The Company may exclude from
-----------------------------------------------
its income 100% of dividends received from the Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is generally 70.0% in the case of dividends received from unaffiliated corporations with which the Company and the Bank will not file a consolidated tax return, except that if the Company and the Bank own more than 20.0% of the stock of a corporation distributing a dividend, 80.0% of any dividends received may be deducted.

State and Local Taxation

New York State and New York City Taxation.  The Bank is subject to the New York
------------------------------------------
State Franchise Tax on Banking Corporations in an amount equal to the greater of
(i) 9.0% of "entire net income" allocable to New York State, during the taxable year, or (ii) the applicable alternative minimum tax. The alternative minimum tax is generally the greater of (a) 3.0% of "alternative entire net income" allocable to New York State, (b) 0.01% of the value of the Bank's assets allocable to New York State with certain modifications, or (C) $250. Entire net income is similar to federal taxable income, subject to certain modifications (including the addition of interest income on state and municipal obligations, the partial exclusion of interest income on certain United States Treasury, New York State, and New York City obligations, and an additional New York State bad debt deduction). Alternative entire net income is equal to entire net income without certain deductions which are allowable for the calculation of entire net income. New York State also imposes several surcharges on the Franchise Tax on Banking Corporations including a 17.0% Metropolitan Transportation Business Tax Surcharge and an additional 7.5% surcharge which currently apply to the Bank.

  The Bank is also subject to the New York City Financial Corporation Tax calculated, subject to a New York City income and expense allocation, on a similar basis as the New York State Franchise Tax. Currently, New York City does not impose surcharges applicable to the Bank.

Delaware Taxation.  As a Delaware holding company not earning income in
------------------
Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

Item 2 - Properties

  The Bank conducts its business through its executive office and five full-service offices located in New York, New York. The following table sets forth certain information relating to each of the Bank's offices.

                               Year                  Expiration
                             Facility                 Date of
                              Opened   Owned/Leased    Lease
                             --------  ------------  ----------
Executive Office:
-----------------
110 William Street
New York, New York               1987        Leased    12/31/97

Branches:
---------
340 Avenue of Americas
New York, New York               1943         Owned         N/A

130 Second Avenue
New York, New York               1952         Owned         N/A

187-15 Union Turnpike
Flushing, New York               1958         Owned         N/A

156-10 Northern Boulevard
Flushing, New York               1974        Leased     8/30/03

1764 Rockaway Parkway
Brooklyn, New York               1960         Owned         N/A

Item 3 - Legal Proceedings

  The Bank is involved in routine legal proceedings occurring in the ordinary course of business, which in the aggregate are believed by management to be immaterial to the financial condition of the Bank.

Item 4 - Submission of Matters to a Vote of Security Holders

(a)  N/A

(b)  N/A

(c)  N/A

(d)  N/A

                                 PART II

Item 5 - Market for Registrant's Common Equity and Related Stockholder Matters

  The Company issued 1,437,500 shares of its Common Stock on May 11, 1988, in an initial public offering in connection with the conversion of the Bank from mutual to stock form of organization. The common stock is quoted on the NASDAQ National Market System.

  Set forth below is the high and low sales prices paid for the common stock for each quarterly period within fiscal years 1996 and 1995, as reported on the NASDAQ National Market System.

     Year ended September 30, 1996     High     Low
     -----------------------------    -------  ------
     December 31, 1995                 $36.25  $32.00
     March 31, 1996                     37.50   35.25
     June 30, 1996                      39.75   36.00
     September 30, 1996                 55.00   37.75

     Year ended September 30, 1995
     -----------------------------
     December 31, 1994                 $27.75  $22.25
     March 31, 1995                     25.75   23.00
     June 30, 1995                      26.75   23.00
     September 30, 1995                 33.50   22.25

  At September 30, 1996, there were 307 shareholders of record and 1,695,428 shares issued and 1,635,488 outstanding.

  The Company did not pay a cash dividend in either fiscal 1996 or 1995 and has no intention of paying a cash dividend in the foreseeable future.

  Subject to applicable law, the Board of Directors of the Bank and of the Company may each provide for the payment of dividends. Future declarations of cash dividends by the Company will depend upon dividend payments by the Bank to the Company, which is the Company's primary source of income. The payment of dividends by the Bank is subject to OTS regulations, as previously discussed in the section on "Limitations on Capital Distributions".

  Earnings allocated to bad debt reserves for losses and deducted for federal income tax purposes are not available for dividends or other distributions with respect to the Bank's capital stock, without the payment of tax at the then current income tax rate.

Item 6 - Selected Financial Data

September 30,                   1996      1995      1994      1993      1992
-------------                   ----      ----      ----      ----      ----
                                          (Dollars in Thousands)
 Financial Condition Data:
 Total assets                 $643,180  $555,151  $482,947  $466,913  $482,275
 Federal funds                   5,000    14,000     5,000     5,000     2,000
 Investment securities held
  to maturity, net              21,960    16,135    12,321    13,430    27,417
 Investment securities
  available for sale, net        1,364       ---       ---       ---       ---
 Mortgage-backed
  securities, net               14,203    17,194   123,259   145,337    86,053
 Loans, net                    578,827   490,887   316,905   254,941   331,777
 Deposits                      410,324   388,562   362,872   350,286   355,468
 Borrowed funds                146,253    94,600    52,665    54,215    69,579
 Collateralized mortgage
  obligations                   12,594    15,183    17,541    22,392    25,999
 Stockholders' equity
  (substantially restricted)  $ 50,214  $ 40,812  $ 32,606  $ 26,612  $ 19,553

Years ended September 30,         1996      1995      1994      1993      1992
-------------------------         ----      ----      ----      ----      ----
Operating data:
Interest income               $ 54,933  $ 47,285  $ 37,845  $ 36,739  $ 40,186
Interest expense                25,738    21,636    16,651    19,581    26,504
                              --------  --------  --------  --------  --------
 Net interest income            29,195    25,649    21,194    17,158    13,682
Provision for loan losses          ---     1,041     1,071     1,206     2,167
                              --------  --------  --------  --------  --------
 Net interest income after
  provision for loan losses     29,195    24,608    20,123    15,952    11,515
                              --------  --------  --------  --------  --------

Other income:
 Gain on sale of assets, net     1,384       557       549     1,359       471
 Other                           2,605     1,991     2,194     2,095     2,044
                              --------  --------  --------  --------  --------
  Total other income             3,989     2,548     2,743     3,454     2,515
                              --------  --------  --------  --------  --------

Total other expenses            16,163    12,780    13,077    13,405    17,375
                              --------  --------  --------  --------  --------

Income (loss) before
 provision for income tax
 (benefit) and cumulative
 effect of change in
 accounting principle           17,021    14,376     9,789     6,001    (3,345)

Income tax expense (benefit)     7,785     6,355     4,043     2,540       (30)
Cumulative effect of change
 in accounting principle           ---       ---       ---     1,615       ---
                              --------  --------  --------  --------  --------
Net income (loss)             $  9,236  $  8,021  $  5,746  $  5,076  $ (3,315)
                              ========  ========  ========  ========  ========

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction
------------

   In May, 1988, Bankers Federal Savings, FSB (the "Bank") converted from a federal mutual to a federal stock savings bank and formed the Bank's holding company, BFS Bankorp, Inc. (the "Bankorp"). The Bankorp issued 1,437,500 shares of stock at $7.00 per share, which resulted in approximately $8,312,500 in capital. Concurrent with the conversion process, the Bankorp acquired all the capital stock of the Bank and became a savings and loan holding company.

   The Bank's results of operations depend primarily upon the level of its net interest income, which is the difference between the interest earned on its interest-earning assets and the interest expense on its interest-bearing liabilities. The Bank's interest-earning assets consist primarily of first mortgage loans, investment securities, federal funds, mortgage-backed securities and other loans. The Bank's interest-bearing liabilities consist primarily of deposits, Federal Home Loan Bank advances, and collateralized mortgage obligations.

   As part of its interest rate risk management policy, the Bank emphasizes the origination of adjustable rate and balloon multi-family mortgage loans and attempts to match lending with savings or borrowings of a similar maturity, duration or repricing. The Bank no longer originates 1-4 family mortgage loans since that product line cannot generate a sufficient rate of return. Total assets increased this fiscal year by approximately $88.0 million as compared to the previous fiscal year. The increase is the result of increased multi-family mortgage originations. These originations were funded by an increase in FHLB advances, an increase in deposits and by other internally generated cash flows.

   The Bank meets and exceeds all Office of Thrift Supervision ("OTS") requirements as of September 30, 1996 and would be deemed to be a "well capitalized" institution as defined by FDICIA.

   The Bank generates non-interest income primarily by fees charged for services rendered. The Bank has instituted a program to maximize fee income on current services and to offer new services which will generate additional fees. Fee income has been enhanced over the past three fiscal years by increasing usage of automated teller machines at its branches and servicing fees generated by the
sale or securitization of mortgage loans.   During fiscal 1994, the Bank began
to offer credit cards and mutual funds (through its wholly owned subsidiary Bankers Federal Service Corporation) to generate additional fees.

   Non-interest expense consists primarily of those expenses associated with operating the Bank. The Bank believes it was successful in the past fiscal year in containing the non-interest expense items that it has direct control over.

1993 Agreement with Gould Investors, LP
---------------------------------------

   On May 6, 1993, the Company entered into an agreement (the "Agreement") with Gould Investors, LP and Fredric H. Gould (collectively referred to as "Gould"), replacing an agreement entered into with Gould in 1990. Pursuant to the Agreement, on May 7, 1993 Gould purchased from the Company $1,650,000 principal amount of an adjustable rate non-convertible debenture due on April 3, 1996.
The Company convened a Special Meeting of Shareholders in August, 1993 and obtained shareholder approval to amend the Certificate of Incorporation to delete the limitation on voting shares owned in excess of 10% of the shares outstanding. Following the receipt of regulatory approvals to own in excess of 25% of the Company's common stock, Gould purchased 150,000 shares of common stock from the Company for an aggregate purchase price of $1,650,000. Until April 3, 1995, Gould agreed not to acquire more than 50% of the shares of common stock outstanding (exclusive of the shares purchased directly from the Company). Gould was given the right to appoint, and has appointed, one director to the Board of Directors of the Bank.

   Until April 3, 1998, Gould agreed to vote all of its voting securities in favor of any merger agreement approved by a majority of the Board, provided that if Gould beneficially owns 75% or more of the common stock of the Company, the merger agreement must offer shareholders a per share consideration in excess of the per share consideration that Gould has offered and Gould shall be given substantially the same opportunity to submit an offer as any other party has been given. If Gould owns less than 75% of the common stock, then Gould is not required to vote in favor of a merger unless the per share consideration being offered by any third party is in excess of the per share consideration that Gould is willing to offer as determined in an open bidding process.

   The Agreement terminates on April 3, 1998. However, it shall terminate earlier if any party, including Gould, acquires beneficial ownership of more than 90% of the common stock then outstanding of the Company.

   Gould owns 54.9% of the net outstanding common shares of the Company as of November 30, 1996, including the shares Gould acquired directly from the Company pursuant to the Agreement.

Asset/Liability Management
--------------------------

   As previously stated, the Bank's interest rate risk management policy has been structured to reduce the sensitivity of its operating results to fluctuations in interest rates. The characteristics of interest-earning assets acquired by the Bank are such that they are generally either adjustable rate instruments, fixed rate with a short term to maturity, or fixed rate with a long term to maturity that is matched by a like-maturity interest-bearing liability.

   The table on the next page summarizes the estimated contractual maturities of the Bank's interest-earning assets and interest-bearing liabilities at September 30, 1996. The maturities are adjusted using assumptions for prepayments and decay rates as developed by the Bank.

   The assumptions for prepayments on mortgage loans ranged from 5% to 20% dependent upon interest rate, type of rate (adjustable or fixed), type of property (1-4 or multi-family) and type of lien (first or second). The assumptions for deposits are that (i) certificate accounts are not withdrawn prior to maturity and (ii) the decay rate for NOW accounts, money market and regular savings accounts is approximately 20% per annum of the then outstanding balance.

   The effect of these assumptions is to quantify the dollar amounts of items that are interest-sensitive and can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (i) the rate of interest on an assets or liability may adjust periodically on the basis of an index; (ii) an asset or liability may be amortized, thus permitting reinvestment of cash flows at the then-prevailing interest rates; or (iii) an asset or liability has a stated maturity at which time a new asset or liability will be acquired at current market rates.



                                                           More       More       More
                                                           than       than       than        More
                                                          1 Year     3 Years    5 Years      than
                                               1 Year       to 3       to 5      to 10         10
At September 30, 1996                         or less      Years      Years      Years      Years     Total
---------------------                         -------      -----      -----      -----      -----     -----
(Dollars in Thousands)
Mortgage loans:
   Balloon and adjustable rate               $214,262   $155,727   $164,324   $    ---   $    ---   $534,313
   Fixed rate                                   8,289     14,096     11,317     16,510      5,067     55,279
Mortgage-backed securities                      2,364      4,247      3,678      3,914        ---     14,203
Other loans                                       888        ---        ---        ---        ---        888
Cash, investments and federal funds            24,620      1,998     10,500        ---        ---     37,118
                                             --------   --------   --------   --------   --------   --------
   Total interest-earning assets              250,423    176,068    189,819     20,424      5,067    641,801
                                             --------   --------   --------   --------   --------   --------
Deposits:
   Certificate accounts                       168,838     54,094     10,087        ---        ---    233,019
   NOW accounts                                 8,768     14,028      8,417     14,606        ---     45,819
   Money market accounts                        4,539      7,262      4,357      6,946        ---     23,104
   Regular savings                             21,758     34,813     20,888     30,922        ---    108,382
Borrowed funds                                 51,450     15,000     45,000     34,803        ---    146,253
Collateralized mortgage obligations             1,266      2,866      3,378      5,084        ---     12,594
                                             --------   --------   --------   --------   --------   --------
   Total interest-bearing liabilities         256,619    128,064     92,127     92,361        ---    569,171
                                             --------   --------   --------   --------   --------   --------
Asset/liability gap per period               $ (6,196)  $ 48,004   $ 97,692   $(71,937)  $  5,067   $ 72,630
                                             --------   --------   --------   --------   --------   ========
Cumulative gap                               $ (6,196)  $ 41,808   $139,500   $ 67,563   $ 72,630
                                             ========   ========   ========   ========   ========

Percent of cumulative gap to total assets      (0.96)%      6.50%     21.69%     10.50%     11.29%

Cumulative percentage of
 interest-earning assets to
  interest-bearing liabilities                  97.59%    110.87%    129.26%    111.87%   112..76%
                                             ========   ========   ========   ========   ========

  In general, falling interest rates will have a favorable effect on an institution with a negative interest rate gap (i.e. with interest-earning assets less than interest-bearing liabilities). The foregoing table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest yield, because the repricing of various assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may, in fact, reprice at different times and at different rate levels.

  The following table sets forth adjustable rate mortgage (ARM) and fixed rate mortgage loan originations, as well as the originations of other loans, during the years indicated, and such originations as a percent of total loan originations during the years indicated.

Years ended September 30,                 1996                1995                1994               1993               1992
-------------------------                 ----                ----                ----               ----               ----
                                       Percent             Percent             Percent            Percent            Percent
                                            of                  of                  of                 of                 of
                               Amount    Total     Amount    Total     Amount    Total    Amount    Total    Amount    Total
                              --------  --------  --------  --------  --------  -------  --------  -------  --------  -------
                                                                  (Dollars in Thousands)
Loan originations:
 Adjustable rate mortgages    $171,203    92.68%  $ 94,892    76.54%   $76,910   85.60%   $44,296   76.54%   $40,793   67.58%
 Fixed rate mortgages           13,520     7.32%    28,786    23.22%    12,681   14.11%    13,301   22.98%    19,145   31.72%
 Other loans                       ---      ---        302     0.24%       260    0.29%       277    0.48%       420    0.70%
                              --------   ------   --------   ------    -------  ------    -------  ------    -------  ------
Total loan originations       $184,723   100.00%  $123,980   100.00%   $89,851  100.00%   $57,874  100.00%   $60,358  100.00%
                              ========   ======   ========   ======    =======  ======    =======  ======    =======  ======

The following table sets forth the composition of mortgage loans as well as other loans in the Bank's portfolio at the dates indicated.


At September 30,                              1996                 1995                 1994                1993                1992
----------------                              ----                 ----                 ----                ----                ----
                                           Percent              Percent              Percent             Percent             Percent
                                                of                   of                   of                  of                  of
                                  Amount     Total     Amount     Total     Amount     Total    Amount     Total    Amount     Total
                               ---------  --------  ---------  --------  ---------   -------  ---------  -------  ---------  -------
                                                                         (Dollars in Thousands)
Loans outstanding at year end:
 Adjustable rate mortgages     $534,313     92.31%  $443,219     90.29%  $282,839    89.25%  $213,263    83.65%  $294,857    88.87%
 Fixed rate mortgages            55,279      9.55%    56,092     11.43%    38,604    12.18%    45,055    17.67%    39,778    11.99%
                               --------    ------   --------    ------   --------   ------   --------   ------   --------   ------
   Total mortgage loans        $589,592    101.86%  $499,311    101.72%   321,443   101.43%   258,318   101.32%   334,635   100.86%
 Other loans                        888      0.15%     1,184      0.24%     1,322     0.42%     1,832     0.72%     2,324     0.70%
                               --------    ------   --------    ------   --------   ------   --------   ------   --------   ------
   Total gross loans            590,480    102.01%   500,495    101.96%   322,765   101.85%   260,150   102.04%   336,959   101.56%
 Allowance for loan losses       (6,032)   (1.04)%    (5,359)   (1.09)%    (4,684)  (1.48)%    (4,651)  (1.82)%    (4,364)  (1.31)%
 Deferred fees                   (3,950)   (0.68)%    (2,174)   (0.44)%    (1,176)  (0.37)%      (558)  (0.22)%      (818)  (0.25)%
 Unearned income                 (1,671)   (0.29)%    (2,075)   (0.43)%       ---      ---%       ---      ---%       ---      ---%
                               --------    ------   --------    ------   --------   ------   --------   ------   --------   ------
Total loans                    $578,827    100.00%  $490,887    100.00%  $316,905   100.00%  $254,941   100.00%  $331,777   100.00%
                               ========    ======   ========    ======   ========   ======   ========   ======   ========   ======
 ARM loans to total
  mortgage loans                            90.62%               88.77%              87.99%              82.56%              88.11%
 ARM loans and other
 loans to total gross loans                 90.64%               88.79%              88.04%              82.68%              88.20%

Analysis of Net Interest Income
-------------------------------

  The following table sets forth for the years indicated, based on month end average balances, the Bank's weighted average yields on its interest-earning assets, the weighted average interest rates paid on its interest-bearing liabilities, the yield spread, the ratio of interest-earning assets to interest-bearing liabilities and the net yield on average interest earning assets.

Years Ended September 30,                           1996                               1995                            1994
                                                    ----                               ----                            ----
                                                 Interest    Average               Interest   Average              Interest  Average
                                    Average       Income/     Yield/      Average   Income/    Yield/     Average   Income/   Yield/
                                    Balance       Expense       Cost      Balance   Expense      Cost     Balance   Expense    Cost
                                    -------       -------       ----      -------   -------      ----     -------   -------    ----
                                                                       (Dollars in Thousands)
Interest Earning Assets:
 Loans: (1,2)                         $532,932      $51,893       9.64%  $392,737    $36,740     9.35%  $285,295   $24,608    8.63%
 Mortgage-backed securities             15,623        1,130       7.23%    92,060      8,585     9.33%   137,689    11,869    8.62%
 Investment securities                  25,461        1,448       5.69%    24,399      1,431     5.86%    25,102     1,151    4.59%
 Federal funds                           8,644          462       5.26%     9,317        529     5.60%     6,404       217    3.39%
                                      --------      -------      -----   --------    -------     ----   --------   -------   -----
   Total interest-earning assets       582,660       54,933       9.34%   518,513     47,285     9.12%   454,490    37,845    8.33%
                                      --------      -------      -----   --------    -------     ----   --------   -------   -----

Interest-bearing liabilities:
 Deposits                              394,290       16,610       4.21%   366,645     14,074     3.84%   355,856    11,069    3.11%
 Borrowed funds                        110,700        7,665       6.92%    80,724      5,898     7.31%    41,935     3,399    8.11%
 Collateralized mortgage
  obligations                           14,067        1,463      10.40%    17,586      1,664     9.46%    21,671     2,183   10.07%
                                      --------      -------      -----   --------    -------     ----   --------   -------   -----
  Total interest-bearing
   liabilities                         519,057       25,738       4.96%   464,955     21,636     4.65%   419,462    16,651    3.97%
                                      --------      -------      -----   --------    -------     ----   --------   -------   -----

Net interest income/interest rate spread            $29,195       4.38%              $25,649     4.47%             $21,194    4.36%
                                                    =======      =====               =======     ====              =======   =====

Net average interest-earning
 assets/ net yield on average
 interest-earning assets              $ 63,603                    4.92%  $ 53,558                4.95%  $ 35,028              4.66%
                                      ========                   =====   ========                ====   ========             =====

Ratio of average
 interest-earning assets
 to average interest-bearing
 liabilities                           112.25%                            111.52%                        108.35%
                                       =======                           ========                       ========

  (1) Non-accrual loans are included in the average balance amount and interest income has been reduced as it is the Bank's policy to generally exclude interest income on loans that are contractually delinquent over 90 days.

  (2) Loan fees considered to be an adjustment to yield of approximately $486,000, $305,000, and $112,000 for the fiscal years ended September 30, 1996, 1995, and 1994, respectively, are included in interest income on first mortgages. Approximately $525,000 has been excluded from the 1996 average yield calculation as a result of non-recurring items

 .Rate/Volume Analysis of Net Interest Income
 -------------------------------------------

  Net interest income can also be analyzed in terms of the impact of changing rates and changing volumes. The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by current rate), (ii) changes attributable to changes in rates (changes in rates multiplied by prior volume), and (iii) the net change. The change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.


                                                Fiscal 1996 Compared to       Fiscal 1995 Compared to        Fiscal 1994 Compared
                                                Fiscal 1995 Increase          Fiscal 1994 Increase           Fiscal 1993 Increase
                                                (Decrease) Due to             (Decrease) Due to              (Decrease) Due to
                                              Volume     Rate     Net      Volume    Rate      Net        Volume    Rate      Net
                                              ------     ----     ---      ------    ----      ---        ------    ----      ---
                                                                              (Dollars In Thousands)
Interest income on interest-earning assets:
  First mortgage and other loans             $13,640    $1,513   $15,153   $ 9,267   $2,865   $12,132   $   457   $   754   $ 1,211
  Mortgage-backed securities                  (7,128)     (327)   (7,455)   (3,933)     649    (3,284)     (439)      287      (152)
  Investment securities                           62       (45)       17       (32)     312       280        14       (12)        2
  Federal funds                                  (37)      (30)      (67)       97      215       312         9        36        45
                                             -------    ------   -------   -------   ------   -------   -------   -------   -------
   Total interest income                       6,537     1,111     7,648     5,399    4,041     9,440        41     1,065     1,106
                                             -------    ------   -------   -------   ------   -------   -------   -------   -------

Interest expense on interest-bearing liabilities:
  Deposits                                     1,061     1,475     2,536       336    2,669     3,005       170    (1,510)   (1,340)
  Borrowed funds                               2,190      (423)    1,767     3,144     (645)    2,499    (1,302)       11    (1,291)
  Collateralized mortgage obligations           (333)      132      (201)     (462)     (57)     (519)     (455)      156      (299)
                                             -------    ------   -------   -------   ------   -------   -------   -------   -------
  Total interest expense                       2,918     1,184     4,102     3,018    1,967     4,985    (1,587)   (1,343)   (2,930)
                                             -------    ------   -------   -------   ------   -------   -------   -------   -------
Net interest income                          $ 3,619    $  (73)  $ 3,546   $ 2,381   $2,074   $ 4,455   $ 1,628   $ 2,408   $ 4,036
                                             =======    ======   =======   =======   ======   =======   =======   =======   =======

Operating Results

Interest Income
---------------

  Total interest income increased by $7.6 million, or 16% in fiscal 1996 and increased by $9.4 million, or 25% in fiscal 1995 , each as compared to the relative prior fiscal year. The increase in fiscal 1996 was primarily the result of an increase in average interest earnings assets of $64.1 million and an increase in the average yield of 22 basis points. The increase in average interest earning assets was primarily from an increase in the amount of multi-family mortgage loans originated during fiscal 1996 at interest rates that exceed the portfolio yield. The increase in fiscal 1995 was primarily the result of an increase in average interest earning assets of $64.0 million and an increase in the average yield of 79 basis points. The increase in average interest earning assets was primarily from the increased amount of multi-family mortgage loans originated during fiscal 1995 at favorable interest rates.
During fiscal 1995, the Bank de-securitized approximately $100 million of its own privately issued mortgage-backed securities and re-classified the underlying collateral as multi-family mortgage loans. This decrease in the balance of mortgage-backed securities is the primary reason for the $7.5 million decrease in mortgage-backed interest income in 1996. Specific information regarding average balances, average yields and rate and volume variances can be found in the tables on the previous two pages titled "Analysis of Net Interest Income" and "Rate/Volume Analysis of Net Interest Income".

  Increased competition for multi-family mortgage loans in the metropolitan area of New York City is expected to adversely affect the Bank's ability to originate these types of loans at the fiscal 1996 level without more competitive pricing, which will adversely affect interest income from new originations. The Bank's strength in its tradition of personal service will be augmented by new mortgage products in an attempt to combat said competition.

Interest Expense
----------------

  Total interest expense increased by $4.1 million, or 19% in fiscal 1996 and increased by $5.0 million, or 30% in fiscal 1995, each as compared to the relative prior fiscal year. The increase in fiscal 1996 was primarily a result of an increase in average interest bearing liabilities of $54.1 million and an increase in the average cost of funds of 31 basis points. The increase in the average balance came from increases to both deposits and FHLB advances to fund the net growth in multi-family mortgage loans. The increase in the average cost of funds was a result of utilizing higher cost certificates of deposit and FHLB advances to fund the growth in mortgage loans. The increase in 1995 was primarily the result of an increase in interest bearing liabilities of $45.5 million and an increase in the average cost of funds of 68 basis points. The increase in the average balance was primarily the result of increased borrowing from the Federal Home Loan Bank to fund multi-family mortgage originations. The increase in the average cost of funds was primarily from the increased cost of deposits as certificates of deposit rates rose and balances were transferred from low cost passbook accounts to higher costing certificates of deposit. Specific information regarding average balances, average yields and rate and volume variances can be found in the tables on the previous two pages titled "Analysis of Net Interest Income" and "Rate/Volume Analysis of Net Interest Income".

  It is expected that future funding of mortgage originations is expected to come from a combination of borrowed funds and certificates of deposit. Alternative fund methods will continue to be explored to ensure a steady flow of cash for planned originations.

Net Interest Income
-------------------

  Net interest income increased by $3.5 million, or 14% in fiscal 1996 and increased by $4.5 million, or 21.0% in fiscal 1995, each as compared to the relative prior fiscal year. Net interest income is the difference between total interest income and total interest expense and is the primary source of revenue for the Company and the Bank. The interest rate spread decreased to 4.38% in fiscal 1996 as compared to 4.47% in fiscal 1995 and 4.36% in fiscal 1994. The net interest margin decreased to 4.92% in fiscal 1996 as compared to 4.95% in fiscal 1995. The ratio of average interest earning assets to average interest bearing liabilities increased to 112.3% in fiscal 1996 as compared to 111.5% in fiscal 1995 and 108.4% in fiscal 1994.

Provision for Loan Losses
-------------------------

  The Company made no provision for loan losses in fiscal 1996, $1.0 million in
fiscal 1995, and $1.1 million in fiscal 1994.   The calculation of the
provision, which is performed on a quarterly basis, is a function of both the change in value and balance of non-performing loans in addition to the change in balance of the performing portion of the Company's loan portfolio. The analysis of the portfolio along with the recommended provision is prepared by management for review and approval by both the Loan Committee and the Board of Directors.

Other Income
------------

  Other income increased by $1.4 million, or 57% in fiscal 1996 and decreased by $0.2 million, or 2% in fiscal 1995, each as compared to the relative prior fiscal year. The increase in fiscal 1996 was primarily the result of an increase in gains on sale of real estate owned, net income from real estate
owned, higher loan prepayment fees and increased ATM fees.   The decrease in
fiscal 1995 was primarily the result of lower gains on sale on loans and real estate owned. Loan prepayment fees are a function of the level of prepayments of multi-family loans and can not be counted upon to provide a steady source of recurring income. The Bank continues to add additional automated teller machines in certain high traffic locations. These machines are primarily used by non-bank customers and generate service fee income.

Other Expenses
--------------

  Other expenses increased by $3.4 million, or 26% in fiscal 1996 and decreased by $0.3 million, or 1.1% in fiscal 1995, each as compared to the relative prior fiscal year. $2.5 million of the increase in fiscal 1996 was a direct result of the one-time charge associated with the recapitalization of the FDIC SAIF insurance fund.

  Compensation and benefits increased by $0.5 million, or 7% in fiscal 1996 and $0.4 million or 6% in fiscal 1995, primarily as a result of merit increases and higher bonus provisions due to the Company's above average financial performance in each of the fiscal years.

  Occupancy and equipment expense increased by $0.2 million, or 10% in fiscal 1996 and $0.1 million, or 4% in fiscal 1995, primarily as a result of increased depreciation from renovated facilities and computer equipment.

  SAIF deposit insurance premiums were relatively unchanged in fiscal 1996 and decreased by $0.08 million, or 8.0% in fiscal 1995. The decrease was a result of paying the lowest premium possible (23 basis points) due to the Bank's superior capital position. It is expected that the recapitalization will lower the Bank's insurance premium from 0.23% to 0.064%, a 72% reduction. Based upon the amount paid in fiscal 1996, the Bank's premium expense would be reduced by $0.6 million per annum on a going forward basis.

  Professional fees, services and marketing increased by $0.4 million, or 44% in fiscal 1996, primarily as a result of increased legal expenses associated with the foreclosure process. This category increased by $0.1 million, or 14%, in fiscal 1995, primarily as a result of increased marketing expenses relative to the mortgage origination process.

  Data processing costs increased by $0.05 million, 8% in fiscal 1996 and increased by $0.07 million, or 13.9% in fiscal 1995, primarily as a result of new product offerings and increased third party provider costs. The Bank established a website at http://www.bankersfed.com, providing information to depositors and borrowers with respect to their accounts as well as current interest rate information. It is expected that this website will be expanding in the future to include transaction processing and third party payment processing.

  There was no provision for real estate losses in fiscal 1996 as none was necessary. This category decreased by $0.78 million, or 78.8%, in fiscal 1995 primarily as a result of lower levels of real estate owned and in-substance foreclosures.

  Other expenses decreased by $0.1 million, or 7% in fiscal 1996 and decreased by $0.1 million, or 7% in fiscal 1995, primarily as a result of lower foreclosure and mortgage-related expenses.

Income Taxes
------------

  Income tax expense increased to $7.8 million for fiscal 1996 as compared to $6.4 million for fiscal 1995 and $4.0 million in fiscal 1994, primarily from
increased pre-tax income.   The Company used the percentage method for bad debt
deduction in fiscal 1996 and the experience method in fiscal 1995 and 1994. Legislation recently passed and signed into law will require that the Company use the experience method for Federal purposes, but still have the option of the experience or percentage method for New York State purposes. At the time of this writing, it is unclear which method will be allowed for New York City.

Net Income
-----------

  Net income increased to $9.2 million in fiscal 1996 as compared to $8.0 million in fiscal 1995 and $5.7 million in fiscal 1994. The increase is primarily the result of increased multi-family mortgage originations, the continuing downward trend in non-performing assets and well planned interest rate risk management strategies. The level of net income achieved in fiscal 1996 is the highest on record for the Company, which was formed in 1988, and the Bank, which was founded in 1890.

Liquidity and Capital Resources

  The Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demands for withdrawals and repayment of short-term borrowings. The Bank currently intends to maintain a minimum level of liquid assets in excess of the requirement. The Bank's average daily liquidity was 6.73% for the fiscal year ended September 30, 1996, compared to 7.64% for the preceding year. The liquidity of the Bank at September 30, 1996 was 6.19%, which exceeded the then applicable 5% liquidity requirement. Its short-term liquidity ratio at September 30, 1996 was 3.26%.

  The Bank's primary sources of funds are deposits, amortization and repayment of loan and mortgage-backed security principal, FHLB advances, maturities of investment securities and short-term investments, and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. The Bank uses its capital resources principally to meet its ongoing commitments to fund maturing certificates of deposit and deposit withdrawals, repay borrowings, fund existing and continuing loan commitments, maintain its liquidity and meet operating expenses. In the normal course of business, there are outstanding commitments and contingent liabilities which are not reflected in the accompanying consolidated financial statements. At September 30, 1996, the Bank had commitments to originate loans of approximately $8.5 million and unused lines of credit of approximately $0.2 million. In July, 1996, the Bank renewed a $28.2 million overnight line of credit with the Federal Home Loan Bank of New York which expires in July, 1997. In management's opinion, the Bank had adequate resources to fund existing commitments at September 30, 1996.

Impact of Inflation and Changing Prices

  The financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

  In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of." SFAS No. 121 establishes accounting standards for recognizing and measuring impairment of long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS No. 121, when adopted, is not expected to have a material adverse effect on the Company's financial condition.

  In June 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" to eliminate the accounting distinction between rights to service mortgage loans that are acquired through loan origination and those acquired through purchase. Thus, if mortgage loans are sold or securitized but the rights to service those loans are retained, the total cost of such loans (whether originated or acquired) should be allocated to (1) the mortgage servicing rights, and (2) the loan themselves based on their relative fair value. SFAS 122 is effective for fiscal years beginning after December 15, 1995 to loan origination or securitization of mortgage servicing rights and to impairment evaluations of all mortgage servicing rights, including those purchased prior to the effective date of SFAS No. 122. SFAS No. 122, when adopted, is not expected to have a material adverse effect on the Company's financial condition.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. SFAS No. 123 established a fair value based method of accounting for stock-based compensation arrangement with employees, rather then the intrinsic value based method that is contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). SFAS No. 123 does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. While the SFAS No. 123 fair value based method is considered by the FASB to be preferable to the APB No. 25 method, entities are allowed to continue to use the APB No. 25 method for preparing its basic financial statements. Entities not adopting the fair value based method under SFAS No. 123 are required to present pro forma net income and earnings per share information, in the notes to the financial statements, as if the fair value based method had been adopted.

  The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995, but may also be adopted upon the issuance of SFAS No. 123. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using the APB No. 25 method must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Pro forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994 need not be included in financial statements for that fiscal year but should be presented subsequently whenever financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year. The Company currently does not intend to adopt the provisions of this statement early.

  In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. Under this approach, an entity, subsequent to a transfer of financial assets, must recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. Standards for distinguishing transfers of financial assets that are sales from those that are secured borrowings are provided in SFAS No. 125. A transfer not meeting the criteria for a sale must be accounted for as a secured borrowing with pledge of collateral.

  SFAS No. 125 requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It additionally requires that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of transfer. Servicing assets and liabilities must be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and assessed for asset impairment, or increased obligation, based on their fair value.

  SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Company is currently reviewing the impact of the implementation of SFAS No. 125 on its consolidated financial statements.

Item 8 - Financial Statements and Supplementary Data

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Financial Statements
--------------------
BFS Bankorp, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statement as of September 30, 1996, and the year then ended. The financial statements have been prepared in accordance with generally accepted accounting principles, and as such, include amounts, some of which are based on judgments and estimates of management.

Internal Control Structure Over Financial Reporting
---------------------------------------------------
Management of BFS Bankorp, Inc. is responsible for establishing and maintaining an effective internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and the Office of Thrift Supervision instructions for Thrift Financial Reports (TFRs). The structure contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control structure may vary over time.

Management assessed the Company's internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and TFR instructions as of September 30, 1996. This assessment was based on criteria for effective control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of September 30, 1996, the Company maintained an effective internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and TFR instructions.

Compliance With Laws And Regulations
------------------------------------
Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed its compliance with federal and state laws and regulations concerning dividend restrictions and federal laws and regulations relating to safety and soundness. Based on this assessment, management believes that BFS Bankorp, Inc. complied in all significant respects, with the designated laws and regulations relating to safety and soundness for the year ended September 30, 1996.


/s/ James A. Randall                            /s/ Gerard A. Perri
-----------------------------                   -------------------------------
James A. Randall                                Gerard A. Perri
Chief Executive Officer                         Chief Financial Officer

December 17, 1996

REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders
BFS Bankorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of BFS Bankorp, Inc. and Subsidiaries (the "Company") as of September 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BFS Bankorp, Inc. and Subsidiaries as of September 30, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by Statement of Financial Accounting Standards No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" effective October 1, 1995 and Statement of Financial Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective October 1, 1994.



October 25, 1996, except as to Note 22, which is as of December 3, 1996 New York, New York

BFS BANKORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

September 30,                                                                    1996        1995
--------------                                                                   ----        ----
Assets:                                                                      (Dollars In Thousands)
Cash and due from banks                                                      $  8,794     $  5,978
 Federal funds                                                                  5,000       14,000
 Securities held to maturity, net (estimated market value of $21,856 and $16,163 at September 30, 1996 and 1995, respectively)-(notes
    5,9 and 10)                                                                21,960       16,135
 Securities available for sale, net (note 5)                                    1,364          ---
 Mortgage-backed securities held to maturity, net (estimated market value of $13,999 and $17,426 at September 30, 1996 and
   1995, respectively)-(notes 2,9 and 10)                                      14,203       17,194
 Loans, net (notes 3,4 and 9)
   First mortgage loans and other loans                                       584,859      496,246
   Allowance for loan losses                                                   (6,032)      (5,359)
                                                                             --------     --------
   Loans, net                                                                 578,827      490,887
                                                                             --------     --------

 Premises and equipment, net (note 7)                                           3,178        2,671
   Accrued interest receivable:
   Loans                                                                        4,274        3,780
   Securities                                                                     251          271
   Mortgage-backed securities                                                     172          208
 Other assets (note 6 and 11)                                                   5,157        4,027
                                                                             --------     --------
   Total assets                                                              $643,180     $555,151
                                                                             ========     ========

Liabilities and Stockholders' Equity
Liabilities:
 Deposits (note 8)                                                           $410,324     $388,562
 Borrowed funds (note 9)                                                      146,253       94,600
 Collateralized mortgage obligations, net (note 10)                            12,594       15,183
 Mortgagors' escrow payments                                                   11,676       10,237
 Accrued expenses and other liabilities (notes 11 and 12)                      12,119        5,757
                                                                             --------     --------
   Total liabilities                                                          592,966      514,339
                                                                             --------     --------

Stockholders' equity (notes 14,15,16,17,18 and 19):
 Preferred stock, $.01 par value, 2,000,000 shares
  authorized, none issued                                                         ---          ---
 Common stock, $.01 par value, 6,000,000 shares authorized,
   1,695,428 and 1,694,567 shares issued and 1,635,488 and 1,634,627
   outstanding at September 30, 1996 and 1995, respectively                        17           17
 Additional paid-in capital                                                    10,742       10,711
 Retained earnings, substantially restricted                                   39,906       30,670
 Unrealized gain on available for sale securities, net of tax of $121             133          ---
 Common stock acquired for Management Recognition Plan (MRP)                      (19)         (21)
 Treasury stock, at cost; 59,940 shares at September 30, 1996 and 1995           (565)        (565)
                                                                             --------     --------
   Total stockholders' equity                                                  50,214       40,812
                                                                             --------     --------
Commitments and contingencies (note 13)
   Total liabilities and stockholders' equity                                $643,180     $555,151
                                                                             ========     ========

         See accompanying notes to consolidated financial statements.

BFS BANKORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME



Years ended September 30,                                            1996       1995        1994
-------------------------                                            ----       ----        ----
                                                                     (Dollars In Thousands)

 Interest income:
 First mortgage and other loans (note 3)                          $51,893    $36,740     $24,608
 Mortgage-backed securities                                         1,130      8,585      11,869
 Securities                                                         1,448      1,431       1,151
 Federal funds                                                        462        529         217
                                                                  --------   --------   ---------
  Total interest income                                            54,933     47,285      37,845
                                                                  --------   --------   ---------

Interest expense:
 Deposits (note 8)                                                 16,610     14,074      11,069
 Borrowed funds                                                     7,665      5,898       3,399
 Collateralized mortgage obligations                                1,463      1,664       2,183
                                                                  --------   --------   ---------
  Total interest expense                                           25,738     21,636      16,651
                                                                  --------   --------   ---------

Net interest income                                                29,195     25,649      21,194
 Provision for loan losses (note 4)                                   ---      1,041       1,071
                                                                  --------   --------   ---------
  Net interest income after provision for loan losses              29,195     24,608      20,123
                                                                  --------   --------   ---------

Other income:
 Loan fees and service charges                                      1,395      1,112       1,285
 Other fees, services charges and other income                      1,056        976         855
 Gain on sale of real estate owned, net                             1,334        165         475
 Gain on sale of securities available for sale                         50        ---         ---
 Gain on sales of loans and mortgage-backed securities                ---        392          74
 Income (loss) from real estate operations, net                       154        (97)         54
                                                                  --------   --------   ---------
   Total other income                                               3,989      2,548       2,743
                                                                  --------   --------   ---------

Other expenses:
 Compensation and benefits (note 12)                                7,296      6,797       6,404
 FDIC SAIF Special assessment                                       2,507        ---         ---
 Occupancy and equipment (notes 7 and 13)                           2,343      2,123       2,038
 Marketing, professional fees and services                          1,278        887         781
 FDIC/SAIF deposit insurance premiums                                 914        892         970
 Data processing service fees                                         637        590         518
 Provision for real estate losses (note 6)                            ---        211         994
 Other                                                              1,188      1,280       1,372
                                                                  --------   --------   ---------
  Total other expenses                                             16,163     12,780      13,077
                                                                  --------   --------    --------

Income before provision for income taxes                           17,021     14,376       9,789

Provision for income taxes  (note 11)                               7,785      6,355       4,043
                                                                  --------   --------   ---------

Net income                                                        $ 9,236    $ 8,021     $ 5,746
                                                                  ========   ========   =========

Primary earnings per share                                        $  5.27    $  4.66     $  3.37
                                                                  ========   ========   =========

Fully diluted earnings per share                                  $  5.23    $  4.65     $  3.34
                                                                  ========   ========   =========


         See accompanying notes to consolidated financial statements.

BFS BANKORP, INC. AND  SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended September 30, 1996, 1995 and 1994
---------------------------------------------


                                                                                                                 Unrealized
                                                                                             Common                 Gain on
                                                                   Additional                 Stock              Securities
                                                         Common      Paid-in   Retained    Acquired   Treasury    Available
                                                          Stock      Capital   Earnings     for MRP      Stock     For Sale    Total
                                                       --------     --------   --------   ---------   --------   ----------  -------
                                                                                      (Dollars In Thousands)
Balance at September 30, 1993                          $     17     $ 10,313   $ 16,903     $   (56)     $(565)        $---  $26,612
Net income for the year                                     ---          ---      5,746         ---        ---          ---    5,746
Stock options exercised (20,062 shares)                     ---          224        ---         ---        ---          ---      224
Amortization of ESOP and MRP stock                          ---          ---        ---          24        ---          ---       24
                                                       --------     --------   --------   ---------   --------   ----------  -------

Balance at September 30, 1994                                17       10,537     22,649         (32)      (565)         ---   32,606
Net income for the year                                     ---          ---      8,021         ---        ---          ---    8,021
Stock options exercised (20,214 shares)                     ---          174        ---         ---        ---          ---      174
Amortization of MRP stock                                   ---          ---        ---          11        ---          ---       11
                                                       --------     --------   --------   ---------   --------   ----------  -------

Balance at September 30, 1995                                17       10,711     30,670         (21)      (565)         ---   40,812
                                                       --------     --------   --------   ---------   --------   ----------  -------

Net income for the year                                     ---          ---      9,236         ---        ---          ---    9,236
Incentive stock plan issuance (861 shares)                  ---           31        ---         ---        ---          ---       31
Unrealized gain on securities                               ---          ---        ---         ---        ---          133      133
Amortization of MRP stock                                   ---          ---        ---           2        ---          ---        2
                                                       --------     --------   --------   ---------   --------   ----------  -------

Balance at September 30, 1996                          $     17     $ 10,742   $ 39,906     $   (19)     $(565)        $133  $50,214
                                                       ========     ========   ========   =========   ========   ==========  =======


         See accompanying notes to consolidated financial statements.

BFS BANKORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


  Years Ended September 30,                                             1996                   1995                1994
---------------------------                                             ----                   ----                ----
                                                                                    (Dollars In Thousands)
Net cash flows from operating activities:
 Net income                                                         $   9,236               $   8,021           $  5,746
Adjustments to reconcile net income to net cash
 provided by operating activities:

Amortization of MRP and ESOP                                                2                      11                 24
 Accretion of discounts, net of amortization of premiums               (1,652)                   (505)              (202)
 (Increase) decrease in other assets                                   (1,354)                    (99)            13,318
 Increase (decrease) in accrued expenses and other liabilities          6,362                  (2,795)             2,690
 Increase in accrued interest receivable                                 (438)                   (910)              (155)
 Provision for loan and real estate losses                                ---                   1,252              2,065
 Gain on sale of assets, net                                           (1,384)                   (557)              (549)
 Incentive stock plan issuance                                             31                      31                 31
 Depreciation and amortization                                            749                     626                574
                                                                     ---------               ---------           --------
  Net cash provided by operating activities                            11,552                   5,075             23,542
                                                                     ---------               ---------           --------

Cash flows from investing  activities:
  Principal payments on mortgage and other loans                       84,325                  44,142             28,742
  Principal payments on mortgage-backed securities                      2,978                  10,524             22,078
  Mortgage and other loans sold                                         7,699                  15,222              7,414
  Real estate owned sold                                                8,064                     ---                ---
  Investments in mortgage and other loans                            (184,723)               (123,980)           (89,851)
  Investments in mortgage-backed securities                               ---                  (7,170)               ---
  Maturities of securities held to maturity                            21,337                  15,603              8,189
  Sale of securities available for sale                                   390                     ---                ---
  Purchases of securities held to maturity                            (27,157)                (19,417)            (7,080)
  Purchase of securities available for sale                            (1,450)                    ---                ---
  Net additions to premises and equipment                              (1,256)                   (513)              (565)
                                                                     ---------               ---------           --------
Net cash used in investing activities                                 (89,793)                (65,589)           (31,073)
                                                                     ---------               ---------          --------

Cash flows from financing activities:
  Increase in deposits, net of interest credited                       21,762                  25,690             12,586
  Increase (decrease) in other borrowings                              51,653                  41,935             (1,550)
  Principal payments on collateralized mortgage obligations            (2,797)                 (2,547)            (5,240)
  Stock options exercised                                                 ---                     143                193
  Increase in advance payments by borrowers                             1,439                   1,526              1,165
                                                                     ---------               ---------           --------
    Net cash provided by financing activities                          72,057                  66,747              7,154
                                                                     ---------               ---------           --------
    Net (decrease) increase in cash and cash equivalents               (6,184)                  6,233               (377)
                                                                     ---------               ---------           --------
    Cash and cash equivalents at beginning of the year                 19,978                  13,745             14,122
                                                                     ---------               ---------           --------
    Cash and cash equivalents at ending of the year                 $  13,794               $  19,978           $ 13,745
                                                                    =========               =========            ========

Supplemental disclosure of cash flow information:
  Cash paid during year for:
  Income taxes                                                      $   6,996               $   7,552           $  4,387
  Interest on deposits and borrowed money                           $  25,738               $  21,636           $ 16,651

Non-cash transactions:
  Transfer from loans to real estate owned                          $   7,000               $   1,902           $  6,289
  Transfer of mortgage-backed securities held for
  sale, net to mortgage-backed securities held to
  maturity, net                                                     $     ---               $ 103,354           $   ---
  Transfer of mortgage-backed
  securities held to maturity,
  net to first mortgages and other loans, net                       $     ---               $ 102,711           $   ---

         See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Summary of Significant Accounting Policies

(a) Principles of Consolidation and Basis of Presentation
---------------------------------------------------------

  The accompanying consolidated financial statements are prepared using the accrual basis of accounting and include the accounts of BFS Bankorp and its subsidiary, Bankers Federal Savings FSB and its wholly owned subsidiaries (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation. Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 financial statement presentation.

(b) Loans, net
--------------

    Loans are carried at unpaid principal balances plus unamortized premiums less unearned discounts, deferred loan origination fees and the allowance for loan losses. Discounts (premiums) on mortgage loans purchased are deferred and accreted (amortized) to income over the estimated life of the loans, using the level-yield method. Loan origination fees and direct loan origination costs are deferred and subsequently recognized in interest income as a yield adjustment using the level-yield method over the contractual loan term, adjusted for estimated prepayments in certain circumstances. Interest on loans is recognized on the accrual basis. Interest on conventional mortgages and other loans contractually delinquent over 90 days is generally excluded from interest income. Interest is subsequently recognized on non-accrual loans only to the extent that cash is received. Loans are returned to accrual status when management deems that collection is reasonable. Provisions for loan losses on mortgages and other loans are charged to operations under the reserve method, based on management's periodic review and evaluation, which considers the Bank's past loan loss experience, known and inherent risks in the loan portfolio, adverse situations which may affect the borrowers' ability to repay, overall portfolio quality, and an assessment of current and prospective economic conditions. Regulatory examiners may require the Bank to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination.

  Effective October 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") as amended by SFAS No. 118, "Accounting by Creditors for Impairment of Loan-Income Recognition and Disclosures" (SFAS No. 118"). SFAS No. 114 applies to all loans except for large groups of smaller balance homogenous loans collectively evaluated for impairment and certain other loans. Under SFAS No. 114 and SFAS No. 118, a loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due including principal and interest, according to the contractual terms of the loan agreement. These statements require that impaired loans that are within their scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, at the loan's current observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment of an impaired loan exceeds the measurement value is recognized by creating a valuation allowance through a charge to the provision for loan losses. In connection with the adoption of SFAS No. 114, the Company has, for all years prior to adoption, reclassified in-substance loans, net of the related allowance for losses, if any, from real estate acquired through foreclosure to Loans, net in the Company's statement of condition. Interest income received on impaired loans is recognized on a cash basis. The adoption of SFAS No. 114 and SFAS No. 118 had no impact on fiscal 1996 net income.

(c) Money Market Investments
    ------------------------

    Money market investments represent short-term instruments (generally ninety days or less), which are generally held to maturity. These investments are carried at cost or, if applicable, at cost adjusted for accretion of discount or amortization of premium using a method which approximates the level-yield method over the period to maturity. At September 30, 1996 and 1995, this category consisted only of Federal Funds, all of which were sold to the Federal Home Loan Bank of New York.

(d) Investment and Mortgage-Backed Securities
    -----------------------------------------

    Effective October 1, 1994 the Bank adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investment in Debt and Equity Securities" ("SFAS No. 115"). Under SFAS No. 115, investment and mortgage-backed securities which the Bank has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level yield method adjusted for actual prepayments. Investment and mortgage-backed securities to be held for indefinite periods of time and not intended to be held to maturity and marketable equity securities are now classified as available for sale securities and are recorded at fair value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of shareholders' equity. Gains and losses on the sale of securities are determined using the specific identification method.

(e) Premises and Equipment, net
-------------------------------

    Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation of buildings, furniture, fixtures and equipment is accumulated on a straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is accumulated on a straight-line basis over the shorter of their estimated useful lives or the terms of the lease. Maintenance, repairs, and minor improvements are charged to operating expense as incurred.

(f) Real Estate Acquired Through Foreclosure, net
-------------------------------------------------

    Properties acquired through foreclosure are initially recorded at the lower of cost or fair value less estimated selling costs at the date of acquisition. The carrying value of the property is subsequently adjusted to the extent it exceeds fair value. Valuation allowances for subsequent losses are established on individual properties to the extent of further deterioration in values through a provision for losses on real estate which is charged to operations. Routine carrying costs, primarily real estate taxes and property insurance are charged to operations as incurred.

(g) Income Taxes
----------------

    SFAS No. 109, Accounting for Income Taxes, requires a change to the asset and liability method of accounting for income taxes from the deferred method of accounting for income taxes previously followed. Deferred income tax expense (benefit) under SFAS No. 109 is determined by recognizing deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which it is more likely than not that it will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The holding company and its subsidiaries file calendar year federal, state and local income tax returns on a consolidated basis.

(h) Primary and Fully Diluted Earnings  Per Common Share
--------------------------------------------------------

    Primary earnings per common share is computed based on net income for the year divided by the weighted average number of shares of common stock outstanding. The weighted average number of shares of common stock used in the computation of primary earnings per share was 1,754,167, 1,722,358 and 1,702,856, for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

    Fully diluted earnings per common share is computed based on net income for the year divided by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding. The weighted average number of shares of common stock and dilutive common stock equivalents used in the computation of fully diluted earnings per share was 1,764,804, 1,723,160 and 1,722,857 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

(j) Cash and Cash Equivalents
-----------------------------

  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds.

2 Mortgage-backed Securities Held to Maturity, net

  Mortgage-backed securities held to maturity, net are summarized as follows:

                                                                 Estimated
                             Principal    Unearned   Carrying       market
September 30, 1996             Balance   Discounts      value        value
------------------           ---------   ---------   --------  -----------
                                        (Dollars In Thousands)
GNMA                           $   324       $---     $   324      $   320
FHLMC                           13,900        (21)     13,879       13,679
                               -------       ----     -------      -------
Total mortgage-backed
 securities, net               $14,224       $(21)    $14,203      $13,999
                               =======       ====     =======      =======


                                                                 Estimated
                             Principal    Unearned   Carrying       market
September 30, 1995             Balance   Discounts      value        value
------------------           ---------   ---------   --------  -----------
                                        (Dollars In Thousands)
GNMA                           $   454       $---     $   454      $   457
FHLMC                           16,748        (27)     16,721       16,950
REMIC                               19        ---          19           19
                               -------       ----     -------      -------
Total mortgage-backed
 securities, net               $17,221       $(27)    $17,194      $17,426
                               =======       ====     =======      =======

  Gross unrealized gains on mortgage-backed securities as of September 30, 1996 and 1995 were approximately $95,000 and $285,000. Gross unrealized losses on mortgage-backed securities as of September 30, 1996 and 1995 were approximately $299,000 and $53,000.

3 Loans, net

   Loans, net are summarized as follows:
September 30,                                        1996       1995
-------------                                        ----       ----
                                                (Dollars In Thousands)
First mortgage loans:
  1-4 family                                     $ 10,704   $ 19,391
  Multi-family                                    561,495    465,545
  Commercial                                       17,393     14,375
  Deferred loan origination fees                   (3,950)    (2,174)
  Unearned income                                  (1,671)    (2,075)
                                                 --------   --------
                                                  583,971    495,062
Other loans:
 Home equity                                          585        744
 Student                                              177        234
 Loans on deposit accounts                            126        202
 Consumer                                             ---          4
                                                 --------   --------
                                                      888      1,184
                                                 --------   --------
                                                  584,859    496,246
 Allowance for loan losses                         (6,032)    (5,359)
                                                 --------   --------
   Loans, net                                    $578,827   $490,887
                                                 ========   ========

  Loans on non-accrual status totaled approximately $6,408,000, $12,833,000 and $19,002,000 as of September 30, 1996, 1995 and 1994, respectively. The effect of non-accrual loans on interest income for the years ended September 30, 1996, 1995 and 1994 was approximately $664,000, $1,746,000, and $1,473,000 respectively.

  The Bank follows SFAS No. 114 which applies to all loans, except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. The Bank's impaired loans under SFAS No. 114 includes the separate evaluation of all multi-family loans. As of September 30, 1996, the Bank's recorded investment in impaired loans was $6,408,000 with a related allowance of $910,000. During the year ended September 30, 1996, the Bank's recorded investment in impaired loans averaged $9,543,000 and interest income of $135,000 was recognized on impaired loans.

  Loans serviced by the Bank for the benefit of others totaled approximately $45,262,000 and $56,591,000 as of September 30, 1996 and 1995, respectively.

  The Bank's primary concentration of loans is located in the downstate New York area. At September 30, 1996, the major concentrations by collateral type are as follows: (i) one-to-four family residential, 1.81%; (ii) multi-family, 95.09%;
(iii) commercial, 2.95%; and (iv) other, 0.15%. Substantially all of the Bank's business activity is through originations of loans secured by real estate with customers located in the New York metropolitan area. The risk inherent in this portfolio is dependent not only upon regional and general economic stability which affects property values, but also financial well-being and creditworthiness of the borrowers. In order to minimize the credit risk related to this concentration, the Company utilizes prudent underwriting standards as well as diversifying the type and locations of real estate projects underwritten in the area.

4 Allowance for Loan Losses

  Activity in the allowance for loan losses is summarized as follows:

Years ended September 30,            1996          1995          1994
-------------------------            ----          ----          ----
                                          (Dollars In Thousands)
Balance at beginning of
 year                             $ 5,359       $ 4,684       $ 4,651
Provision for loan losses             ---         1,041         1,071
Recoveries/(charge offs), net         673          (366)       (1,038)
                                  -------       -------       -------
Balance at end of year            $ 6,032       $ 5,359       $ 4,684
                                  =======       =======       =======

5 Securities, net

   Securities, net are summarized as follows:

September 30,                                   1996                  1995
                                                ----                  ----
                                           Estimated             Estimated
                                 Carrying     Market   Carrying     Market
                                    Value      Value      Value      Value
                                  -------    -------    -------    -------
                                           (Dollars In Thousands)
Securities held to maturity
 Notes at amortized cost:
 U.S. Government and
  agency obligations              $14,498    $14,394    $10,993    $11,021
 Other                                149        149        144        144
                                  -------    -------    -------    -------
                                   14,647     14,543     11,137     11,165
FHLB of New York stock, at
 cost                               7,313      7,313      4,998      4,998
                                  -------    -------    -------    -------
                                    7,313      7,313      4,998      4,998
                                  -------    -------    -------    -------
  Total Securities held to
   maturity, net                  $21,960    $21,856    $16,135    $16,163
                                  =======    =======    =======    =======

Securities available for sale,
  net Equity securities           $ 1,364    $ 1,364    $   ---    $   ---
                                  =======    =======    =======    =======

  Gross unrealized gains on bonds and notes as of September 30, 1996 and 1995 were approximately $23,000 and $33,000. Gross unrealized losses as of September 30, 1996 and 1995 were approximately $127,000 and $5,000. Of the $14,500,000 face value of bonds and notes at September 30, 1996 $2,000,000 mature within one year, $2,000,000 mature within three years and $10,500,000 matures within five years. FHLB stock is carried at cost and is not considered a marketable equity security because the sale of said stock is restricted as part of the membership requirements of the FHLB. Gross unrealized gains on securities available for sale as of September 30, 1996 and 1995 were approximately $254,000 and $-0-. Realized gains on sale of securities available for sale $50,000 and $-0- for the fiscal years ended September 30, 1996 and 1995. There were no losses in either year.


6 Real Estate Acquired Through Foreclosure, net

  Real estate acquired through foreclosure, net, which is included in other assets, is summarized as follows:

September 30,                                                 1996   1995
-------------                                                 ----   ----
                                                   (Dollars In Thousands)
Real estate acquired through foreclosure:
1-4 family                                                   $ 266  $ 265
Multi-family                                                   ---    104
                                                             -----  -----
Total                                                        $ 266  $ 369
                                                             =====  =====

  Provisions of $-0-, $211,000, and $994,000 were added and write-downs/charge-offs totaling $-0-, $418,000, and $1,454,000 were deducted during the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

7 Premises and Equipment, net

  Premises and equipment is summarized as follows:

September 30,                                    1996      1995
-------------                                    ----      ----
                                          (Dollars In Thousands)
At cost
  Land                                        $   223   $   223
  Office buildings                              3,418     2,843
  Leasehold improvements                        1,121     1,071
  Furniture, fixtures and equipment             4,010     3,489
                                              -------   -------
                                                8,772     7,626
 Accumulated depreciation and amortization     (5,594)   (4,955)
                                              -------   -------
  Premises and equipment, net                 $ 3,178   $ 2,671
                                              =======   =======

  Depreciation and amortization expense was approximately $749,000, $626,000, and $574,000 for the years ended September 30, 1996, 1995, and 1994, respectively.

8 Deposits

  Deposits are summarized as follows:

September 30,                                                  1996                           1995
-------------                                                  ----                           ----
                                                            Percent   Weighted             Percent   Weighted
                                                                 of    Average                  of    Average
                                                   Amount     Total       Rate    Amount     Total       Rate
                                                   ------    ------  ---------  --------  --------  ---------
                                                                     (Dollars In Thousands)
Regular savings                                  $108,382     26.4%      2.50%  $115,606     29.8%      2.50%
NOW accounts                                       45,819     11.2%      2.53%    44,840     11.5%      2.73%
Money market accounts                              23,104      5.6%      3.23%    24,526      6.3%      3.22%
                                                 --------    ------      -----  --------    ------      -----
 Total                                            177,305     43.2%      2.60%   184,972     47.6%      2.65%
                                                 --------    ------      -----  --------    ------      -----
Certificate accounts by contractual maturity:
 6 months or less                                  11,164      2.7%      4.20%     4,231      1.1%      4.07%
 7 to 12 months                                    61,749     15.0%      5.06%    54,206     14.0%      5.24%
 13 to 24 months                                  102,051     24.9%      5.58%    93,275     24.0%      5.75%
 25 to 36 months                                   36,742      9.0%      6.42%    35,342      9.1%      6.26%
 Over 36 months                                    21,313      5.2%      5.96%    16,536      4.2%      6.10%
                                                 --------    ------      -----  --------    ------      -----
  Total certificate accounts                      233,019     56.8%      5.54%   203,590     52.4%      5.69%
                                                 --------    ------      -----  --------    ------      -----
   Total deposits                                $410,324    100.0%      4.27%  $388,562    100.0%      4.25%
                                                 ========    ======      =====  ========    ======      =====

  Included in the above are certificate accounts with denominations of $100,000 or more totaling approximately $21,999,000 and $15,885,000 as of September 30, 1996 and 1995, respectively.

     Interest expense on deposits is summarized as follows:

Years Ended September 30,                             1996     1995     1994
-------------------------                             ----     ----     ----
                                                      (Dollars In Thousands)
NOW accounts                                       $ 1,038  $ 1,048  $ 1,170
Regular savings                                      2,786    3,129    3,827
Money market accounts                                  755      784      757
Certificate accounts                                12,031    9,113    5,315
                                                   -------  -------  -------
Total interest expense                             $16,610  $14,074  $11,069
                                                   =======  =======  =======

   To recapitalize the SAIF, legislation was passed by Congress and signed into law by the President of the United States on September 30, 1996 to assess a one time special assessment of 65.7 basis points of the deposit base of SAIF insured institutions. Included in the Company's operating results for the fiscal year ended September 30, 1996 is a $2.5 million one-time charge to recapitalize the SAIF fund. It is expected that the Bank will be assessed at the rate of .065% of deposits beginning January 1, 1997 and may be eligible for a rebate on the .23% premium paid for the period October 1, 1996 through December 31, 1996.

9 Borrowed Funds

  Borrowed funds are summarized as follows:

September 30,                                           1996     1995
                                                        ----     ----
                                               (Dollars In thousands)
Advances from Federal Home Loan Bank of New York
Variable rate overnight line of credit              $ 13,500  $   ---
  7.28% due 1996                                      20,000   20,000
  5.87% due 1997                                       5,000      ---
  6.96% due 1997                                      12,950   12,950
  7.17% due 1998                                      10,000   10,000
  7.20% due 1998                                       5,000    5,000
  6.47% due 1999                                       5,000      ---
  6.89% due 1999                                      15,000   15,000
  6.65% due 1999                                       5,000      ---
  7.44% due 2000                                      10,000   10,000
  6.76% due 2001                                       5,000      ---
  6.90% due 2001                                       5,000      ---
  6.75% due 2002                                      20,000   20,000
  6.95% due 2003                                       5,000      ---
  7.07% due 2003                                       5,000      ---
  7.38% due 2011--Amortizing                             808      ---
  7.34% due 2011--Amortizing                           3,995      ---
Senior Debt
  Prime plus 2% due 1996                                 ---    1,650
                                                    --------  -------
Total Borrowed Funds                                $146,253  $94,600
                                                    ========  =======

  Under the terms of a blanket collateral agreement with the Federal Home Loan Bank of New York (FHLBNY), advances are collateralized by certain qualifying assets not otherwise pledged (primarily first mortgage loans) in an amount at least equal to 110% of the advances outstanding.

     At September 30, 1996, 1995 and 1994 the weighted average interest rates for borrowings were 6.89%, 7.06%, and 7.50%, respectively. The Bank has procured a $28.2 million line of credit with the Federal Home Loan Bank of New York which expires in July, 1997.

10 Collateralized Mortgage Obligations, net

  BFED I Corp., a wholly owned limited-purpose finance subsidiary, is authorized to issue and sell collateralized mortgage obligations (CMOs), which are debt securities issued with individual classes of bonds containing stated maturities ranging from five to thirty years.

  At September 30, 1996 and 1995, CMOs of $12,594,000 and $15,183,000 (net of
amortized discount of approximately $1,010,000 and $1,217,000), respectively, were outstanding with a coupon interest rate of 8.25%. The CMOs are collateralized by mortgage-backed securities of approximately $14,203,000 and $17,175,000 and by short-term investments of approximately $149,000 and $144,000 at September 30, 1996 and 1995, respectively. Such collateral consists of GNMA and FHLMC certificates having interest rates ranging from 5.50% to 9.00%. The repayments of bond principal and interest are directly related to the amounts of principal and interest received on the mortgage-backed securities collateralizing a particular class of CMOs.

11 Federal, State and City Taxes

  The Company files Federal income tax returns on a calendar-year basis. If certain definitional tests and other conditions are met, the Bank is allowed a special bad debt deduction in determining its taxable income. The deduction may be based either on specified experience formulas or a percentage of taxable income after utilization of available net operating loss carryforwards. The statutory percentage is 8% and will be allowable only if the Bank maintains at least 60% of its total assets in qualifying assets, as defined. If total assets are greater than $500,000,000 and qualifying assets fall below 60%, the Bank would be required to recapture its bad debt reserve into taxable income over a four-year period (in such a case, adverse state and local income tax consequences will also result). However, if total assets are less than $500,000,000 and qualifying assets fall below 60% then the Bank would not be entitled to claim a bad debt tax deduction in that year as computed under the percentage of taxable income method. At both September 30, 1996 and 1995, the Bank's qualifying assets as a percentage of total assets were approximately 95%.

  At December 31, 1995, the Bank's bad debt reserve on qualifying real property loans for Federal income tax purposes approximated $4,827,000. Such reserve reflects the cumulative Federal income tax deductions taken by the Bank to that date. Any of these reserves used for other than a bad debt on a qualified real property loan would create income for tax purposes only, which would be subject to the corporate income tax rate in effect at that time. However, it is not contemplated that amounts allocated to bad debt deductions will be used in any manner that would create income tax liabilities.

  The Tax Reform Act of 1986 replaced the add-on minimum tax with a new alternative minimum tax ("AMT"). The AMT is generally the amount by which 20% of alternative minimum taxable income ("AMTI") exceeds the regular tax which otherwise would apply. AMTI is regular taxable income as modified by certain adjustments and increased by certain tax preference items. In the computation of AMTI, the net operating loss carry forward is permitted to offset only 90% of AMTI. In addition, for taxable years beginning after December 31, 1986, an environmental tax of 0.12% of the excess of AMTI excluding net operating loss carry forwards (with certain modifications) over $2 million is imposed on corporations.

  Included in other assets at September 30, 1995 is a receivable from New York State and New York City in the amount of approximately $687,000. Included in accrued expenses and other liabilities at September 30, 1995 was a Federal Income Tax payable for approximately $502,000.

  The components of income tax expense are as follows:

Years Ended September 30,                    1996     1995    1994
-------------------------                    ----     ----    ----
                                            (Dollars in Thousands)
Federal income tax expense (benefit):
  Current                                  $6,175   $4,219  $2,611
  Deferred                                   (995)      52    (156)
                                           ------   ------  ------
     Total                                  5,180    4,271   2,455
                                           ------   ------  ------
State and local tax expense (benefit):
  Current                                   3,390    2,076   2,038
  Deferred                                   (785)       8    (450)
                                           ------   ------  ------
     Total                                  2,605    2,084   1,588)
                                           ------   ------  ------
Total provision for  income tax expense    $7,785   $6,355  $4,043
                                           ======   ======  ======

  Deferred income taxes are provided for certain revenues and expenses that are recognized in different periods for financial accounting and tax reporting purposes.

The components of deferred income tax expense (benefit) are as follows:

Years Ended September 30,              1996    1995    1994
-------------------------              ----    ----    ----
                                      (Dollars In Thousands)
SAIF special assessment             $(1,197)  $ ---   $ ---
General valuation allowance, net       (221)      3    (205)
Pension/FASB 106 expense               (229)   (184)    (99)
REMIC tax loss                         (117)    194    (456)
Deferred loan origination fees           55      56      21
Other, net                              (71)     (9)    133
                                    -------   -----   -----
                                    $(1,780)  $  60   $(606)
                                    =======   =====   =====

The reconciliation between the statutory Federal income tax and the net effective tax (including state and local taxes) is as follows:

Years Ended September 30,                             1996    1995     1994
-------------------------                             ----    ----     ----
                                                     (Dollars In Thousands)
Tax at Federal statutory rate                       $5,957  $5,032   $3,426
State and local income taxes, net of Federal tax
 benefit                                             1,693   1,355    1,032
Prior period tax refunds, net                          ---    (400)    (206)
Other, net                                             135     368     (209)
                                                    ------  ------   ------
                                                    $7,785  $6,355   $4,043
                                                    ======  ======   ======

The components of the net deferred tax asset are as follows:


September 30,                                                 1996        1995
-------------                                                 ----        ----
                                                         (Dollars in Thousands)
Deferred Tax Assets:
 SAIF special assessment                                    $1,197      $  ---
 General valuation allowance, net                            2,559       2,338
 Pension/FASB 106 expense                                      460         231
 Deferred loan origination fees                                178         233
 Other, net                                                    198         127
                                                            ------      ------
 Total deferred tax assets                                   4,592       2,929
                                                            ------      ------

Deferred Tax Liability:
 REMIC                                                       1,367       1,484
                                                            ------      ------
 Net deferred tax asset                                     $3,225      $1,445
                                                            ======      ======

  The net deferred tax asset included in other assets at September 30, 1996 and 1995 represents the anticipated Federal, state and local tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. The Company has paid income taxes in the calendar years prior to December 31, 1995. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. Accordingly, no valuation allowance was deemed necessary for the net deferred tax asset at September 30, 1996 and 1995.

State and Local Taxes
---------------------

  The Bank files state and local taxes on a calendar-year basis. The basis for the determination of tax liability was changed to the greater of a tax based on entire net income, as defined, taxable assets, or a minimum tax. The Bank's provision for New York State and City taxes for the calendar years ended 1995, 1994 and 1993 was based on entire net income. The Bank anticipates that its provision for such taxes for the calendar year ended 1996 will also be based on entire net income. Further, the Bank is subject to a temporary surcharge based upon New York State tax liability.

12 Retirement Plan

   The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Bank's funding policy has been to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

   The status of the pension plan at the measurement dates of September 30 is as follows:

                                                                 1996     1995
                                                                 ----     ----
Actuarial present value of benefit obligations:         (Dollars In Thousands)
      Vested benefit obligation                                $2,799   $2,613
      Nonvested benefit obligation                                100      115
                                                               ------   ------
       Accumulated benefit obligation                           2,899    2,728
                                                               ------   ------

Actuarial present value projected benefit
 obligation for service rendered to date                        3,939    4,032
Plan assets at fair value, primarily listed stocks,
 U.S. Government obligations and short-term investments         3,422    3,145
                                                               ------   ------

Projected benefit obligation in excess of plan assets            (517)    (887)
Unrecognized net asset being amortized over 20 years             (237)    (258)
Unrecognized net (gain) loss due to past
 experience different from assumptions made                       (15)     661
                                                               ------   ------
      Accrued pension cost                                     $ (769)  $ (484)
                                                               ======   ======

   Pension expense was approximately $285,000, $167,000 and $267,000 for the years ended September 30, 1996, 1995, and 1994, respectively.

   Net pension expense for the years ended September 30 included the following:

                                                     1996    1995    1994
                                                     ----    ----    ----
                                                    (Dollars In Thousands)
Service cost - benefits earned during the period    $ 294   $ 185   $ 288
Interest cost on projected benefit obligation         257     234     220
Actual return on plan assets                        (526)   (512)   (249)
Deferred asset gain                                   281     281      29
Amortization                                         (21)    (21)    (21)
                                                    -----   -----   -----
 Net pension expense                                $ 285   $ 167   $ 267
                                                    =====   =====   =====

   The weighted average discount rate was 7.00% for 1996 and 6.50% for 1995. The rate of increase in future compensation levels was 6.0% for 1996 and 1995. These rates are used to determine the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.5% for 1996 and 1995.

   The Bank adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions" effective October 1, 1994. The Bank, as part of its overall benefits, provides to its eligible retirees health coverage. Eligible participants are retired employees of the Bank who retire with a minimum age of 55 and 25 years of service. The company has elected to defer and amortize to expense over a twenty six year period the accumulated postretirement benefit obligation of $1.0 million at the date of adoption.

The following table sets forth the plan's status and amounts recognized in the Company's consolidated financial statements (in thousands):

September 30,                                                    1996      1995
-------------                                                    ----      ----
Accumulated postretirement benefit obligation:            (Dollars in thousands)
 Retirees including covered dependents and beneficiaries         $738      $726
 Eligible active participants                                      47       119
 Other active participants                                        247       174
                                                              -------   -------
  Total accumulated postretirement benefit obligation           1,032     1,019
Plan assets                                                       ---       ---
                                                              -------   -------
Accumulated benefit obligation in excess of plan assets        (1,032)   (1,019)
Unrecognized transition obligation                                931       970
Unrecognized loss                                                  21        12
                                                              -------   -------
Accrued benefit obligation                                       $(80)     $(37)
                                                              =======   =======
 Net periodic postretirement benefit cost included the following components
  (in thousands):

Year ended September 30,                                         1996      1995
------------------------                                         ----      ----
                                                             (Dollars in thousands)
Service cost                                                  $    34   $    32
Interest cost                                                      69        75
Amortization of transition obligation of
 $1.0 million over 26 years                                        39        39
                                                              -------   -------
 Total postretirement benefit expense                         $   142   $   146
                                                              =======   =======

   The above plan does not have any assets and the Company presently intends to maintain the plan as unfunded. The assumed long-term care cost trend used to measure the expected cost of benefits under the plan for 1996 and 1995 is 0% as any future increase in cost will be passed on to the retirees.

13 Commitments and Contingencies

   Commitments to originate first mortgage loans approximated $8,540,000 and $36,920,000 and unused lines of credit on home equity loans approximated $150,000 and $262,000 at September 30, 1996 and 1995, respectively. Of the $8,540,000 in mortgage commitments outstanding at September 30, 1996, approximately $6,665,000 are adjustable rate with expected rates between 8.75% and 9.50% and approximately $1,875,000 are fixed rate with expected rates between 9.00% and 10.50%.

   At September 30, 1996, the Bank was obligated under non-cancelable operating leases on properties used as office space. The leases contain renewal options and escalation clauses which provide for increased rental payments based upon increases in real estate taxes. Rental expense was approximately $555,000, $537,000, and $525,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

The projected future minimum rentals, exclusive of the escalation clauses, under the terms of the leases follow:

                                                       Projected Future
                                                       Minimum  Rentals
                                                       ----------------
                                                  (Dollars in thousands)
Years ending September 30,
      1997                                                    468
      1998                                                    162
      1999                                                     60
      2000                                                     60
      2001                                                     60
      2002 and thereafter                                     130
                                                             ----
          Total                                              $940
                                                             ====

14 Regulatory Capital Requirements

   Federal regulations require institutions to have a minimum regulatory capital equal to 1.5% of total assets, a 3% core capital ratio and an 8% risk-based capital ratio. The OTS prompt corrective action standards effectively establish a minimum 2% tangible capital ratio, a minimum 4% leverage (core) capital ratio and a minimum 8% risked-based capital ratio. As of September 30, 1996 and 1995, the Bank was in compliance with the regulatory capital requirements.

   Additionally, under prompt corrective action regulations, the regulators have adopted rules which require them to take action against undercapitalized institutions, based upon five categories of capitalization: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". The rules adopted generally provide that an insured institution whose risk-based capital is 10% or greater, Tier 1 risk-based capital is 6% or greater and leverage ratio is 5% or greater is considered a "well capitalized" institution. As of September 30, 1996 and 1995, the Bank is considered a "well capitalized" institution.

   The Bank's capital, determined in accordance with existing regulations, at September 30, 1996 is as follows:

                                                                                          Risk-
                                          GAAP    Tangible             Core               Based
                                         Capital  Capital   Percent   Capital  Percent   Capital  Percent
                                         -------  --------  --------  -------  --------  -------  --------
                                                              (Dollars in Thousands)
Balance as reported to the OTS           $47,351   $47,351     7.38%  $47,351     7.38%  $47,351    12.37%
Additional capital items:
General valuation allowance - limited                  ---      ---       ---      ---     4,803     1.25%
                                                   -------     ----   -------     ----   -------   ------
Regulatory capital                                  47,351     7.38%   47,351     7.38%   52,154    13.62%
Minimum capital requirement                          9,629     1.50%   19,258     3.00%   30,642     8.00%
                                                   -------     ----   -------     ----   -------   ------
  Regulatory capital-excess                        $37,722     5.88%  $28,093     4.38%  $21,512     5.62%
                                                   =======     =====  =======     =====  =======   ======

15 Conversion to Stock Form of Ownership and Dividend Restrictions

   In May 1988, BFS Bankorp issued 1,437,500 shares of its common stock (par value $.01) at an initial public offering price of $7 per share.

   The Bank established a liquidation account at the time of Conversion, in an amount equal to its net worth at September 30, 1987. In the event of a future liquidation of the converted Bank (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased (as the balances of eligible depositors are reduced) on annual determination dates subsequent to the Conversion. The balance of the liquidation account was approximately $650,000 at September 30, 1996.

   Subject to applicable law, the Board of Directors of the Bank and of the Company may each provide for the payment of dividends. Future declarations of cash dividends by the Company will depend upon dividend payments by the Bank to the Company, which is the Company's primary source of income. Under OTS regulations, if the Bank satisfies all capital requirements applicable to it, after giving effect to any proposed dividend, the Bank may pay a cash dividend of up to 100% of its net income during a calendar year, plus up to one half of its "surplus" capital at the beginning of the calendar year, provided it gives the OTS thirty days advance notice. The OTS may nevertheless prohibit any such proposed dividend payment. If the Bank fails to satisfy any of its capital requirements, it may not pay a dividend to the Company without prior OTS approval. The Bank is also subject to a prior agreement with the OTS that restricts the Bank from paying cash dividends to the Company in excess of 50% of its net income since conversion, without prior OTS approval. Earnings allocated to bad debt reserves for losses and deducted for federal income tax purposes are not available for dividends or other distributions with respect to the Bank's capital stock, without the payment of tax at the then current income tax rate. The Company has no intention of paying cash dividends in the foreseeable future.

16 Employee Stock Ownership Plan (ESOP) and Trust

   Effective upon the Conversion, the Bank established an ESOP for employees who have at least six months of credited service. The ESOP was funded by the Bank's contributions made from proceeds of a third-party loan (which was invested in common stock of the Company). The third-party loan was paid off in fiscal 1993. Benefits will be paid in shares of common stock. Shares purchased with such proceeds will be held in a suspense account for allocation among members as the loan is paid. Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of compensation in the year of allocation. Benefits become 20% vested after three years of credited service, increasing to 100% after seven years. Forfeitures will be reallocated among remaining participating employees. Benefits are payable upon retirement, early retirement, disability, or separation from service. There was no expense in fiscal 1996, 1995 and 1994.

   The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares, and shares held in the suspense account, will be voted in accordance with the instructions of the Administrative Committee of the Board of Directors of the Company.

17 Management Recognition Plan (MRP) and Trust

   Effective upon the Conversion, the Bank established the MRP as a method of providing key management employees with a proprietary interest in the Company in a manner designed to encourage such key employees to remain with the Bank. The Bank contributed $402,500 to the MRP to enable it to acquire 57,500 shares of common stock in the Conversion. Of this amount, approximately $2,000, $11,000, and $24,000 has been amortized to expense during the years ended September 30, 1996, 1995 and 1994, respectively. The balance represents deferred compensation and has been accounted for as reduction of stockholders' equity.

18 Incentive Stock Option Plan

   The Company established the 1988 Incentive Stock Option Plan for employees of the Company, whereby incentive stock options may be granted with respect to 102,403 shares of common stock, which are exercisable on a cumulative basis in five equal installments over a multi-year period. As of September 30, 1996, of the 62,355 remaining options, 60,355 options have been granted at prices ranging from $7.00 to $11.00 and 60,355 are vested. During fiscal 1996, none of these options were exercised.

   In 1989, the Company established a 1989 Incentive Stock Option Plan for key management employees. Under such a plan, incentive stock options may be granted with respect to 100,000 shares of common stock. As of September 30, 1996, all of the remaining 75,865 options have been granted at prices ranging from $7.00 to $14.00 and have been vested. During fiscal 1996, none of these options were exercised.

   In 1994, the Company established the 1994 Incentive Stock Option Plan for key management employees. Under such a plan, incentive stock options may be granted with respect to 30,000 shares of common stock. As of September 30, 1996, 23,000 of these options have been granted at a price of $18.375 and 23,000 of them are vested. During fiscal 1996, none of these options were exercised.

19 Option Plan For Outside Directors

   In 1988, the Company established an Option plan for outside Directors whereby each outside Director was granted a single non-qualified stock option to purchase 5,151 options of the common stock at an exercise price of $7.00 per share. The plan expired in May, 1993 and there were 25,755 options exercised in fiscal 1993 at $7.00 per share.

   In 1989, the Company established an Option Plan for any new outside Directors. It is the same as the 1988 plan, except the exercise price of the options is equal to the market value of the stock at the time the option is granted. There were 5,151 of these options granted at a price of $8.75 and vested in 1990, all of which were exercised during fiscal 1995.

   In 1994, the Company established the 1994 Incentive Stock Plan for Outside Directors. Under this plan, each Outside Director of the Bank is awarded $4,500 worth of common stock and each Outside Director of the Company is awarded $3,000 worth of common stock based upon the fair market value of the common stock on the date of the Annual Meeting of Stockholders. The Plan will terminate upon the issuance of 10,000 shares of common stock. As of September 30, 1996, 5,918 shares of common stock are remaining in the Plan.

20 Computation of Fair Values

   SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Company to disclose the estimated fair value of its on- and off-balance sheet financial instruments. A financial instrument is defined in SFAS No. 107 as cash, evidence of ownership interest in an entity or a contract that creates a contractual obligation or right to deliver to or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any possible tax ramifications, estimated transaction costs or any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.
Because no market exists for a certain portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics and other such factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision.
Changes in assumptions could significantly affect the estimates.

September 30,                            1996                 1995
                                                 Estimated            Estimated
                                       Carrying       Fair  Carrying       Fair
                                          Value      Value     Value      Value
                                       --------  ---------  --------  ---------
                                                (Dollars In Thousands)
Financial Assets:
Cash and cash equivalents              $ 13,794   $ 13,794  $ 19,978   $ 19,978
Securities held to maturity, net         21,960     21,856    16,135     16,163
Securities available for sale             1,364      1,364       ---        ---
Mortgage-backed securities
  held to maturity, net                  14,203     13,999    17,194     17,426
Loans, net                              578,827    588,992   490,887    507,555

Financial Liabilities:
Deposits                                410,324    399,388   388,562    391,344
Borrowed funds                          146,253    146,764    94,600     96,278
Collateralized mortgage obligations      12,594     12,373    15,183     16,572

   The following methods and assumptions were utilized by the Company in estimating the fair values of its on-balance sheet financial instruments at September 30, 1996 and 1995:

Cash and cash equivalents are assumed equal to the carrying value as these financial instruments are either due on demand or mature within 90 days.

Mortgage-backed securities available for investment were valued based upon quoted market prices for similar instruments traded in the market, adjusted for differences in interest rates, credit quality, maturity, servicing costs and other unique characteristics.

Mortgage-backed securities held for sale were valued based upon discounting the estimated cash flows to a present value using a discount rate which approximates the current interest rate for these types of securities.

Loans, net were valued based upon discounting the estimated cash flows to a present value using a discount rate which approximates the current interest rate for these types of securities. Estimated cash flows are based upon contractual cash flows, adjusted for prepayments. Prepayment factors are based on a variety of factors including the Bank's experience with each loan type and the effect of current economic and lending conditions. This technique of estimating fair value is extremely sensitive to assumptions and estimates used. While management has attempted to use assumptions and estimates which are reflective of the loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than those determined in formal trading marketplaces. As such, the readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Deposits with no stated maturity, which includes demand deposits, NOW, money market and passbook accounts are deemed to be equal to the amount payable upon demand at the balance sheet date. The estimated fair value of fixed-maturity certificates of deposit is calculated based on the discounted value of contractual cash flows using interest rates currently offered for deposits of similar remaining maturities.

Borrowed Funds were valued based on the discounted value of contractual cash flows using interest rates currently in effect for borrowings with similar maturities and collateral requirements.

Collateralized Mortgage Obligations were valued based on the discounted value of contractual cash flows using interest rates currently in effect for CMOs with similar maturities and collateral requirements.

   The Company possesses other financial instruments for which the carrying value either approximates or is equal to estimated fair value. Such assets and liabilities include loan commitments, accrued interest receivable and payable, mortgagors' escrow payments and miscellaneous accounts receivable and payable. Most of these assets and liabilities are short term in nature with little or no credit risk.

21 Parent Company Only Financial Information

   BFS Bankorp, Inc. operates a wholly owned subsidiary, Bankers Federal Savings FSB (the "Bank"). The earnings of the Bank are recognized by the Company using the equity method of accounting. Accordingly, earnings of the Bank are recorded as increases in the Company's investment and any dividends or losses would reduce the Company's investment in the Bank. The following are the condensed financial statements of BFS Bankorp, Inc.:

Condensed Statement of Financial Condition

September 30,                                        1996       1995
-------------                                        ----       ----
                                                 (Dollars In thousands)
Assets:
  Cash                                             $ 1,634   $ 2,443
  Investment in the Bank                            47,351    40,060
  Securities available for sale                      1,364       ---
  Other assets                                           3         3
                                                   -------   -------
   Total assets                                    $50,352   $42,506
                                                   =======   =======

Liabilities and Stockholders' Equity:
  Senior debentures                                $   ---   $ 1,650
  Accrued expenses and other liabilities               121        44
  Stockholders' equity                              50,231    40,812
                                                   -------   -------
   Total liabilities and stockholders' equity      $50,352   $42,506
                                                   =======   =======


Condensed Statements of Income

Years ended September 30,                             1996      1995      1994
-------------------------                             ----      ----      ----
                                                       (Dollars in thousands)
Income                                             $   119   $    80   $    69
Operating expenses                                   (156)     (237)      225
                                                   -------   -------   -------
  Loss before income tax benefit and equity in
   earnings of the Bank                               (37)     (157)     (156)
Income tax benefit                                    (17)      (66)      (66)
                                                   -------   -------   -------
  Loss before equity in earnings of the Bank          (20)      (91)      (90)
Equity in earnings of the Bank                       9,256     8,112     5,836
                                                   -------   -------   -------
Net income                                         $ 9,236   $ 8,021   $ 5,746
                                                   =======   =======   =======
Condensed Statements of Cash Flow

Years ended September 30,                             1996      1995      1994
-------------------------                             ----      ----      ----
                                                       (Dollars in thousands)
Cash flows from operating activities:
 Net income                                        $ 9,236   $ 8,021   $ 5,746
Adjustments to reconcile net income to net cash
 used in operating activities:
 Equity in earnings of the Bank                    (9,256)   (8,112)   (5,836)
 (Increase) decrease in other assets                   ---       ---        15
 Increase in other liabilities                          77         6         6
 Other                                               (156)      (66)      (66)
                                                   -------   -------   -------
Net cash used in operating activities                 (99)     (151)     (135)
                                                   -------   -------   -------

Cash flows from investing activities:
 Dividend received from Bank                         2,000       ---       ---
 Purchases of securities available for sale        (1,450)       ---       ---
 Sales of securities available for sale                390       ---       ---
                                                   -------   -------   -------
Net cash used in investing activities                  940       ---       ---
                                                   -------   -------   -------

Cash flows from financing activities:
 Decrease in other borrowings                      (1,650)       ---       ---
 Exercise of stock options                             ---       174       224
                                                   -------   -------   -------
Net cash (used in) provided by financing
 activities                                        (1,650)       174       224
                                                   -------   -------   -------

Net (decrease) increase in cash                      (809)        23        89
Cash at beginning of year                            2,443     2,420     2,331
                                                   -------   -------   -------
Cash at ending of year                             $ 1,634   $ 2,443   $ 2,420
                                                   =======   =======   =======

22 Subsequent Event


   On December 3, 1996, BFS Bankorp, Inc. announced it had entered into a definitive merger agreement with Dime Bancorp Inc., the holding company for The Dime Savings Bank of New York, FSB. Under the terms of the agreement, approved by the boards of director of both institutions, Dime Bancorp Inc. agreed to pay $52.00 cash for each share of stock of BFS Bankorp, Inc. subject to upward adjustment under certain circumstances. The transaction is subject to the approval of the stockholders of BFS Bankorp, Inc. as well as federal banking regulators.

23 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table is a summary of net income by quarter for fiscal 1996 and 1995.


                                                   9/30     6/30     3/31    12/31     9/30     6/30      3/31     12/31
Quarters Ended                                     1996     1996     1996     1995     1995     1995      1995      1994
--------------                                     ----     ----     ----     ----     ----     ----      ----      ----

                                                            (Dollars In Thousands Except Per Share Data)
Total interest income                           $14,943  $13,595  $13,454  $12,941  $12,784  $12,879   $11,246   $10,376
Total interest expense                            7,072    6,404    6,099    6,163    6,078    5,579     5,206     4,773
                                                -------  -------  -------  -------  -------  -------   -------   -------
Net interest income                               7,871    7,191    7,355    6,778    6,706    7,300     6,040     5,603
Provision for loan losses                           ---      ---      ---      ---      292      545        31       173
Other income                                      1,108      805    1,556      520    1,001      579       668       397
Other expense                                     5,947    3,464    3,477    3,275    3,379    3,062     3,388     3,048
                                                -------  -------  -------  -------  -------  -------   -------   -------
Income before income taxes                        3,032    4,532    5,434    4,023    4,036    4,272     3,289     2,779
Income taxes                                      1,571    2,014    2,456    1,744    1,392    2,037     1,584     1,342
                                                -------  -------  -------  -------  -------  -------   -------   -------
Net income                                      $ 1,461  $ 2,518  $ 2,978  $ 2,279  $ 2,644  $ 2,235   $ 1,705   $ 1,437
                                                =======  =======  =======  =======  =======  =======   =======   =======

Primary earnings per share (1)                    $0.83    $1.44    $1.70    $1.30    $1.52    $1.30     $0.99     $0.83
                                                  =====    =====    =====    =====    =====    =====     =====     =====

Fully diluted earnings per share (1)              $0.83    $1.44    $1.70    $1.30    $1.52    $1.30     $0.99     $0.83
                                                  =====    =====    =====    =====    =====    =====     =====     =====

Note: (1) Primary and fully diluted earnings per common share is calculated by dividing net income applicable to common stock and equivalents by the weighted average common shares and equivalents outstanding for each quarter. Consequently, the sum of the quarters may not equal the total earnings per share for the fiscal year.

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

   None.

                                 PART III

Item 10 - Directors and Executive Officers of the Registrant

   Reference is made to the Proxy Statement for the BFS Bankorp, Inc. Annual Meeting of Stockholders to be held on March 11, 1997 for the incorporation of information concerning directors and persons nominated to become directors. The Executive Officers listed below, who are not also directors, are elected annually by the Board of Directors. There are no family relationships among the Officers.

Name              Age  Positions Held and Business Experience of Past Five (5) Years
----              ---  -------------------------------------------------------------
Israel Rosenzweig  49  Executive Vice President and Chief Lending Officer since
                       October, 1994.  Bank Director since November 1993.  Mr. Rosenzweig was employed as President and Chief Executive Officer
                       of BRT Realty Trust from 1984 to 1994.

Gerard A. Perri    41  Senior Vice President, Chief Financial Officer and Bank
                       Director.  Mr. Perri has been with the Bank since August, 1990.

Edward Powers      59  Senior Vice President and Chief Retail Banking Officer.  Mr. Powers
                       has been employed by the Bank since 1958.

Item 11 - Executive Compensation

   Reference is made to the Proxy Statement of the Company's Annual Meeting of Stockholders to be held on March 11, 1997 for incorporation of information concerning executive compensation.

Item 12 - Security Ownership of Certain Beneficial Owners and Management

   Reference is made to the Proxy Statement for the Company's Annual Meeting of Stockholders to be held on March 11, 1997 for incorporation of information concerning security ownership.

Item 13 - Certain Relationships and Related Transactions

   Reference is made to the Proxy Statement for the Company's Annual Meeting of Stockholders to be held on March 11, 1997 for incorporation of information concerning certain relationships and related transactions.

                                 PART IV

Item 14 - Exhibits, Financial Statement Schedules, and Reports on Form 8-K

   (1)  Financial Statement Schedules
        -----------------------------

   All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

   (2) The following exhibits are either filed as part of this report or are incorporated herein by reference to documents previously filed by the Company with the SEC:

Exhibit
Number  Description
------  -----------
3       Certificate of Incorporation and Bylaws (1)
10.1    BFS Bankorp, Inc. Employee Stock Ownership Plan (1)
10.2    Bankers Federal Savings, FSB Management Recognition Plan and Trust (2)
10.3    BFS Bankorp, Inc. 1988 Incentive Stock Option Plan (2)
10.4    BFS Bankorp, Inc. 1988 Option Plan for Outside Directors (2)
10.5    BFS Bankorp, Inc. 1989 Incentive Stock Option Plan (3)
10.6    BFS Bankorp, Inc. 1989 Option Plan for Outside Directors (3)
10.7    BFS Bankorp, Inc. 1994 Incentive Stock Option Plan (4)
10.8    BFS Bankorp, Inc. 1994 Incentive Stock Plan for Outside Directors (4)
10.9    Employment Agreements between the Bank and Gerard A.
        Perri and Israel Rosenzweig.
10.10   Employment Agreements between the Bank and BFS Bankorp, Inc. and James
        A. Randall
10.11   Agreement between the Company, Fredric H. Gould, BRT Realty Trust and
        Gould Investors LP (5)
22      No Subsidiaries of BFS Bankorp, Inc., except Bankers Federal Savings,
        FSB

(1) Incorporated by reference to Exhibits filed with Registration on Form S-1, No. 33-16903.
(2) Incorporated by reference to Exhibits to the Company's Proxy Statement for the Annual Meeting of the stockholders held on February 9, 1989.
(3) Incorporated by reference to Exhibits to the Company's Proxy statement for the Annual Meeting of the stockholders held February 13, 1990.
(4) Incorporated by reference to Exhibits to the Company's Proxy statement for the Annual Meeting of the stockholders held February 16, 1994.
(5) Incorporated by reference to Exhibit No. 28.1 filed with Form 8-K dated May 25, 1993.

   (b)  Reports on Form 8-K

   No Form 8-K was filed during the last quarter of the fiscal year ended September 30, 1996.

   (c)  Exhibits to this Form 10-K are attached under separate cover.

                                 SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BFS BANKORP, INC.

                                      By:  /s/ James A. Randall
                                           --------------------------
                                           James A. Randall
                                           President and Chief Executive Officer

Date: December 27, 1996

  Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below on December 27, 1996, by the following persons on behalf of the Registrant and in the capacities indicated.


/s/ James A. Randall
------------------------------
James A. Randall                      President, Chief Executive
                                      Officer and Director

/s/ Gerard A. Perri
------------------------------
Gerard A. Perri                       Senior Vice President and
                                      Chief Financial Officer
                                      Principal Accounting Officer

Directors:
----------

/s/ Eldon C. Hanes                    /s/ Fredric H. Gould
------------------------------        -----------------------------
Eldon C. Hanes, Chairman              Fredric H. Gould, Director


/s/ Todd M. Poland
------------------------------
Todd M. Poland, Director



Dated: December 27, 1996